UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2025

 Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Management and Sustainability Report (March 2025)

Item 1

March 2025

Grupo AVAL

FORM 6K

Management and Sustainability Report

2024

FORM 6K	2024

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Context:

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report).

3.	Sustainability at Grupo Aval: The reflection of a legacy of commitment to the country and its people

3.1	Sustainability with impact

At Grupo Aval we value the role we play in building a better country, with opportunities for its people, economic development, thousands of dreams fulfilled and with the contribution we make to the conservation of the environment for this and future generations.

When we say, “Tú vas adelante, nosotros somos tu aval”, we truly believe that the strength of a financial conglomerate is not only measured in numbers, but in its ability to promote and transform lives. Every credit granted, every investment made, and every financial innovation developed has the potential to close gaps, generate opportunities, and build a fairer and more equitable future. Banking is not only a vehicle for economic growth; It is a platform for social mobility and the promotion of the conservation and preservation of the environment.

That is why, at Grupo Aval, we finance progress: we support small and medium-sized enterprises that generate employment, we promote projects that strengthen education, we facilitate access to housing, we support initiatives that improve the quality of life of thousands of people, and we are committed to managing our environmental impacts, and the conservation of the planet.

Our commitment to sustainability translates into concrete actions that positively impact millions of people:

•	Financial inclusion and access to credit: We facilitate the financial inclusion of 15 million Colombians by providing them with access to essential banking services. In addition, we managed to ensure that nearly 90,000 SMEs have access to financial products, allowing them to grow and generate employment. We have placed more than $77 trillion in loans aimed at SMEs and for community development. Thanks to our commitment to innovation, we have also developed digital tools and applications that facilitate access to and use of financial services.

•	Job creation and economic development: We are one of the nation’s leading employers, with more than 70,000 employees. In addition, our commitment to business growth has allowed hundreds of thousands of companies of all sizes and segments to access financing, generating new jobs in strategic sectors such as agribusiness, manufacturing, and technology. In addition, through credit to individuals, we facilitate access to housing and consumption, thus boosting the demand for goods and services, as well as economic activity.

•	Sustainable financing and the environment: In 2024, we financed more than $23 trillion in sustainable projects, renewable energy, sustainable mobility, and environmental conservation, contributing to the reduction of emissions and the protection of our natural resources.

FORM 6K	2024

•	Impact on communities and social projects: We contribute to the development of social projects that improve the quality of life. Through our entities and foundations, we invested more than $70 billion in social programs by 2024. With Misión La Guajira, for example, we have benefited more than 21,000 people from 80 communities in the municipalities of Manaure and Uribia, through the implementation of sustainable solutions that guarantee access to water for human consumption, access to energy and food security.

•	Environmental protection: We promote concrete actions for the preservation and conservation of the environment. In 2024 alone, we contributed to the planting of nearly 990,000 trees and the protection of nearly 2,200 species of fauna and flora. We also developed awareness programs on environmental issues and reduced our own environmental footprint through the efficient use of resources, renewable energy, and sustainable practices in our offices.

•	Financial education: We believe that education is the foundation of progress. For this reason, in 2024 we allocated more than $1.9 billion to financial training programs, benefiting more than 15,600 children, young people and adults. In addition, our scholarships, financial tools, and educational programs have boosted the future of thousands of Colombians.

•	Diversity, equity and inclusion: Sustainable development must be inclusive. More than 11,600 of our clients are SMEs led by women, promoting gender equality and economic autonomy. In addition, we drive diversity in our operations, ensuring that talent and leadership within the Group reflect our vision of a more equitable society. Today, 60% of our employees in the holding company and our entities are women.

We focus on aligning management with material issues, ESG factors, and regulatory changes within the financial industry, both globally and locally. We firmly believe in sustainability as a fundamental lever for generating value through risk mitigation, access to new markets, better positioning, and the search for new opportunities for products and services, among others.

In addition, we have the firm conviction that in order to improve, we must measure ourselves and that it is essential to compare ourselves, challenge ourselves and adopt the national and international frameworks and standards that most encourage us to continue strengthening our strategy. That is why we are part of the Principles for Responsible Banking – PRB – both at the level of Grupo Aval holding and our banks: Banco de Bogotá, Banco de Occidente, Banco AV Villas and Banco Popular, who published their first PRB report in which they identified the main work objectives to contribute to responsible banking, and of the Principles for Responsible Investment – PRI at the level of Porvenir, our pension fund and Corfi, the holding company of investments in the real sector.

We integrate the highest international standards into our sustainability strategy and performance reporting. We use the Sustainability Accounting Standards Board (SASB) framework to ensure transparency on the ESG issues most relevant to our sector, align our climate risk management with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), report under the Global Reporting Initiative (GRI) standards to ensure comprehensive and comparable disclosure, and follow the criteria of the Dow Jones Sustainability Index (DJSI) to assess our sustainability performance against global best practices.

We have a governance structure for sustainability matters that allows us to guarantee alignment and have the necessary institutional framework to achieve the goals we set for ourselves. We have a robust framework of policies on ESG issues that allow us to define principles, guidelines, responsible parties and guarantee coordination in the sustainability strategy. These policies include:

FORM 6K	2024

Sustainability Policy

It establishes guidelines for sustainability management in all business areas and entities. It promotes shared value and the balance between economic growth, social well-being and environmental preservation, in accordance with national and international standards.

Human Rights Policy Reaffirms our commitment to the promotion, protection, respect and remediation of Human Rights within Grupo Aval, our entities and in general, all stakeholders.

Diversity and Inclusion Policy

It establishes principles and guidelines to foster a diverse, equitable, and inclusive organizational culture, promoting environments of non-discrimination and respect, which benefit employees and stakeholders in Grupo Aval and all our entities.

Sustainable Procurement Policy

It establishes the general guidelines for acquiring goods and services efficiently and responsibly, integrating ESG criteria. It applies to purchasing and contracting processes, involving suppliers and strategic allies in the supply chain.

During 2024, we strengthened our governance structure by creating, updating and reviewing essential corporate policies, including the Sustainability Policy, the Human Rights Policy, the Board of Directors Regulations and the Code of Good Governance. In addition, the Board of Directors approved the Sustainable Finance Statement in which we reaffirm our commitment to the inclusion of ESG criteria in investment decisions and in the management of our investments.

In addition, we consolidated our governance model with the creation of ESG and ICT Committees within the Board of Directors, ensuring greater follow-up, monitoring and decision-making with greater alignment with best practices. At the executive level, we created the Vice-Presidency of Sustainability and Strategic Projects of Grupo Aval, which will be in charge of designing, leading and coordinating the sustainability strategy of Grupo Aval and its entities.

Regarding the relationship with our entities, in 2024 we strengthened the governance model, recomposing the Holding’s ESG Committee with the sustainability leaders of each entity and redefining the functions and role of the Committee, as a coordination space to share best practices, monitor the performance of ESG issues and indicators, strengthen guidelines and principles, evaluate reporting frameworks and national and international regulations and standards, and develop cross-cutting initiatives for all entities that allow us to generate a greater impact as a Group.

A relevant milestone of 2024 refers to the way in which we continue to advance in the implementation of best practices in sustainability at a global level, taking as a reference the Corporate Sustainability Assessment – CSA, which is the basis for the definition of the Dow Jones Sustainability Index. Thanks to this effort, we achieved continuous improvement in the three dimensions: Environmental, Social and Governance, increasing 16 points in the 2024 measurement compared to 2023, and accumulating an improvement of 32 points since the beginning of our evaluation in 2021.

In turn, our entities Banco de Bogotá and Corfi obtained 83 and 90 points respectively. Banco de Bogotá was ranked in the top 15% and was included in the S&P Sustainability Yearbook. Corfi, for its part, obtained an

FORM 6K	2024

outstanding result, positioning itself as the leading company in its industry in Colombia, and as one of the three best worldwide in the Sustainability index. Corfi was also included in the S&P Sustainability Yearbook in the top 10%. Banco de Occidente, for its part, participated for the first time in the measurement and obtained 49 points.

3.2	Materiality Analysis

GRI 2-14, 3-1, 3-2

At Grupo Aval, materiality analysis allows us to identify and prioritize the environmental, social, and governance (ESG) issues most relevant to our business and our stakeholders. Through a comprehensive process that includes dialogue with investors, customers, employees, regulators and communities, we assess the impacts, risks and opportunities that drive long-term value creation. This analysis guides our strategic decisions and ensures that our sustainability initiatives are aligned with global standards and meet the expectations of our stakeholders.

By regularly updating our materiality assessment, we reaffirm our commitment to transparency, continuous improvement, and responsible business practices. Every two years we update our double materiality exercise, through a comprehensive process of consultation with our stakeholders. In addition, annually our Board of Directors and management team review material issues considering the national context, the evolution of regulation, the best practices and the challenges of the sector. This approach allows us to strategically manage sustainability, aligning ourselves with the expectations of our stakeholders and global trends, to make informed and responsible decisions.

Process	Description
1. Best practice review and benchmarking	Analysis of the internal and external context of the organization, considering the subsidiaries of Grupo Aval and industry peers at a national and international level, as well as the analysis of reference frameworks, regulatory entities and the challenges of the sector.
2. Consultation and prioritization with stakeholders	Interviews and surveys of the prioritized stakeholders: • Board of Directors • Subsidiaries • Shareholders and investors • Employees • Opinion leaders • Government and regulatory entities • Suppliers
3. Working groups strategic areas Grupo Aval	Validation of material issues and alignment of these with Grupo Aval’s strategic planning.
4. Construction of Double Materiality matrix and establishment of corporate goals and objectives	Integration of the vision of financial impact, and relevance for stakeholders, alignment with the global sustainability agenda: Paris Agreement, SDGs, country goals and establishment of corporate objectives.
5. Approval of the highest governing body	Presentation to the Board of Directors, confirmation and approval of material matters. The materiality analysis was approved by Grupo Aval’s Board of Directors in December 2023
6. Validation

Annual review and validation of the materiality analysis. The 2023 materiality analysis was presented to Grupo Aval’s Board of Directors in November 2024.

The exercise to update the double materiality will be carried out in 2025.

FORM 6K	2024

We have identified 10 material issues that reflect our sustainability priorities and priority issues for our stakeholders. These material issues are integrated within the 7 pillars defined in Grupo Aval’s strategy to ensure greater coherence, alignment and the determination of objectives.

1.	Market leadership

Material Issue – Profitable and sustainable economic performance: Grupo Aval’s growth and financial stability depend on efficient management, ensuring long-term sustainable profits. Technological innovation and the strengthening of the relationship with stakeholders are key to maintaining competitiveness in a dynamic and regulated environment.

Material issue – Sustainable finance: The financial sector has a fundamental role to play in the transition to a more sustainable economic model. Through our subsidiaries, we promote responsible investments and financing that drive the country’s development, aligning ourselves with regulatory and investor expectations.

2.	Integrated risk management

Material issue – Ethics, corporate governance, compliance, and internal control: Strong corporate governance is essential for the trust of investors, customers, and other stakeholders. The implementation of internal control standards and procedures ensures transparency, minimizes risks, and strengthens the long-term sustainability of the business.

Material issue – ESG risk management: The consideration of environmental, social, and governance (ESG) risks in financial decision-making allows us to anticipate impacts that could affect the stability and growth of Grupo Aval. Integrating these aspects into risk management strengthens the resilience and credibility of the organization.

FORM 6K	2024

Material issue – Security, information privacy, and data protection: In a digitalized world, data protection and cybersecurity are essential for operational continuity and customer trust. Implementing robust information security measures minimizes vulnerabilities and reinforces corporate reputation.

3.	Environmental setting

Material issue – Climate change management and mitigation: Climate change adaptation and mitigation not only respond to a global need but also represent opportunities for the development of financial products and services aligned with a low-carbon economy. Complying with environmental regulations strengthens competitiveness and reduces financial risks associated with the climate crisis.

4.	Well-being and organizational culture

Material issue – Human talent: The success of the business depends on the ability to attract, develop and retain highly qualified talent. Fostering a safe, inclusive, and human rights-respecting work environment increases productivity, innovation, and employee engagement.

5.	Generation of social value

Material issue – Financial inclusion and education: Financial inclusion and education are key factors for the economic well-being of the population and the reduction of inequalities. Offering access to financial services and training through our entities, reinforces market stability and expands the customer base.

Material issue – Diversity, equity and inclusion: Promoting policies, good practices and programs that encourage the development of diverse, equitable and inclusive spaces inside and outside organizations, not only generates a fairer and more productive work environment but also improves innovation and financial performance by attracting diverse talent and strengthening our relationship with stakeholders.

6.	Corporate synergies

Material issue – Corporate reputation and marketing: Corporate reputation is a strategic asset that directly impacts the trust of customers, investors and allies. Strengthening brand positioning and corporate communication allows differentiation in the market, manages reputational risks and generates sustainable value.

7.	Innovation

Innovation is a cross-cutting strategic pillar at Grupo Aval, driving the evolution of our business and the creation of sustainable and high-impact solutions. It is not associated with a specific material theme, but it is essential to enhance each of them. Through digital transformation, process optimization and the development of new value propositions, we strengthen our ability to respond to the challenges of the environment, improve our customers’ experience and generate a positive impact on society.

FORM 6K	2024

In the double materiality assessment exercise, the impact of the 10 material issues for stakeholders and for the business was analyzed. Based on the analysis, the material issues were mapped, thus determining the priorities according to their degree of relevance to the business and stakeholders. These are: 1) Ethics, corporate governance, compliance and internal control, 2) Climate change management and mitigation, 3) Profitable and sustainable economic performance, 4) Financial inclusion and education, and 5) Human talent.

Double Materiality Matrix

The table below summarizes some relevant milestones that demonstrate the progress we made in 2024 on each of the material issues:

Material issue	Commitments 2023-2024	Some relevant developments in 2024
Ethics, corporate governance, compliance and internal control

Incorporate ESG policies and procedures within the decision-making structure, strengthening the transparency of the organization.

The Corporate Comptroller’s Office will follow up on the investigations of the complaints, ensuring that they are carried out in a proper and timely manner; likewise, that the necessary corrective measures be taken.

Maintain robust and up-to-date management models for the proper management of risks.

Grupo Aval’s Board of Directors was recomposed with the participation of 9 main members and a diversity of profiles, experiences and knowledge.
We created the ESG and Technology and Innovation committees on the Board of Directors, strengthening oversight and strategic decision-making. At the executive level, we established the Corporate VP of Financial Assets and Efficiencies, and Corporate VP of Sustainability and Strategic Projects.
We approved the Corporate Sustainability and Human Rights Policies, reaffirming our commitment to responsible management and respect for fundamental rights in all our operations.
We strengthened policies and methodologies for risk management and compliance: Anti-Corruption Policy, Information Security, Balance Sheet Risk.
Climate change management and mitigation	As a holding company, we reaffirm our commitment to promote the transition to a low-carbon economy that is resilient to climate change, aligning ourselves with applicable regulations and supporting the actions that our entities carry out to achieve this purpose.	We achieved a significant reduction in resource consumption at Grupo Aval holding, reducing 3.9% in energy and 17.7% in water.
We deepened the scope 3 measurement by incorporating the following categories: (1) goods and services purchased, (2) capital goods, (5) waste generated in operations, (6) business travel, (7) employee commute and (15) investments.
We are making progress in the implementation of the TCFD for both Grupo Aval holding and the entities, and by 2025 the PCAF methodology will be implemented in a unified manner.
We successfully participated in COP16, contributed to the planting of about 990,000 trees and the protection of about 2,200 species of fauna and flora.

FORM 6K	2024

Profitable and sustainable economic performance	Continue to strengthen the monitoring of the financial and commercial performance of the subsidiaries, to keep the objectives of the entities aligned with those of our investors and thus ensure that risk-taking remains aligned with the Group’s profitability expectations.	We returned to the capital market with a successful issuance of ordinary bonds for $300 billion on the Colombian Stock Exchange (BVC) receiving a demand of more than $800 billion or 2.67 times the amount offered.
We consolidated the non-banking financial business with the purchase and creation of Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión.
	Continue to support subsidiaries in the implementation of new regulatory measures and capital optimization strategies, to the extent necessary.	Our banking segment continued to improve and gain market share. Our profit in 2024 grew 37.4% to more than $1 trillion.
Through the Asset and Liability Management Committee, we accompany our banks in the implementation of Bank Book Interest Rate Risk (RTILB). We also work on the implementation of the regulation on large exposures and on the discussions of ongoing regulatory projects.
Financial inclusion and education	To contribute to the well-being of the population and the reduction of inequalities in the country, promoting financial inclusion and strengthening the financial knowledge of our current and potential customers through our entities.	Through our entities, financial inclusion and education programs were developed, impacting more than 36,000 people and 450 businesses in the popular economy. Children, young people and adults: 15,011, elderly: 10,670, migrants: 1,600, minors with access to financial services: 8,300, and commercial force: 600.
We integrate our financial solutions. We launched the Tag Aval in all four banks and dale!, allowing secure transactions without sharing personal information, improving privacy and the customer experience. Also, now dale! offers investment products in FICs in partnership with Fiduciaria de Occidente and personal loans granted by Banco de Bogotá and AV Villas. Likewise, dale! dispersed approximately 400,000 subsidies to 54,000 families and facilitates the opening of accounts for foreigners with temporary work permits, mainly benefiting the Venezuelan population.
Human talent	Strengthen talent management, promoting health, safety at work, respect for human rights and the development of growth opportunities, with the purpose of generating well-being for our employees.	We obtained the Great Place To Work Certification.
In 2024, 22.73% of Grupo Aval holding’s new hires came from employees who previously worked in other entities of the group, reaffirming our commitment to professional development within the organization.
With employees and their families in mind, Mi Grupo es Aval was created, a benefits platform for all our subsidiaries and allies.
Sustainable finance	Through our entities, contribute to the transition towards a conscious financing and investment model of entities that promotes the progress of the country.	The Board of Directors issued the Sustainable Finance Statement, reaffirming our commitment to integrating ESG criteria into our financial decisions, thereby driving more responsible and sustainable development.
We improved 16 positions in the DJSI’s CSA rating, achieving a score of 65.
The sustainable portfolio of our entities grew by 41% compared to the first quarter, closing 2024 at $23.05 trillion.
UNEP-FI, our banks published their first PRB report in which they identified the main work objectives to contribute to responsible banking.
Corfi maintained 4 stars out of 5, standing out in 6 of the 7 modules evaluated, in the evaluation of the PRI (Principles for Responsible Investment).
Diversity, Equity, and Inclusion	Encourage the integration, representation and participation of stakeholders through diversity, equity and inclusion actions.	Grupo Aval Holding ranked sixth place, in the ranking of the 10 most inclusive companies in Latin America, awarded by the Chamber of Diversity and the National Consulting Center.
We have consolidated our position as one of the largest employers in Colombia, generating more than 70,000 jobs within Grupo Aval and its subsidiaries. Women hold more than 52% of these positions, reflecting our strong commitment to inclusion and diversity.

FORM 6K	2024

Grupo Aval and all our subsidiaries received the Friendly Biz recertification, granted for the sixth consecutive year by the Chamber of Diversity, which recognizes our commitment to inclusion and diversity in all our entities. This achievement reflects our purpose to generate a positive impact on employees, customers and communities.
Security, information privacy and data protection

Strengthen third-party service management, vendor security policy compliance, and incident resilience, ensuring robust datacenters and efficient backup systems.

Increase the Group’s capabilities through artificial intelligence tools for automated detection and response to threats, together with the implementation of defense-in-depth strategies and proactive management of vulnerabilities and technological obsolescence.

The cybersecurity posture of entities went from 85% to 90% compliance in 2024, and there were no high-impact incidents that have generated significant materiality at the Grupo Aval level.
The maturity level of the Information Security Management System (ISMS) advanced from 3.7/5 in 2023 to 4.1/5 in 2024.
We replaced 984 ATMs and 676 keyboards with new versions in accordance with VISA regulatory guidelines.
Corfi and Porvenir successfully completed the implementation of the Calypso platform, optimizing the management of financial operations such as derivatives, fixed income, equities and currencies.
ESG risk management	Integrate into the risk management system, the consideration of environmental and social aspects that may impact the financial performance of the organization.	Regarding the Environmental and Social Risk Management System - ESRMS, we support our banks in the implementation initiative through monthly meetings resolving issues that were presented in the diagnosis, design, testing and implementation phases of ESRMS.
All our banks made progress in the process of mapping and identifying climate change risks (physical and transitional).
Our fiduciaries included ESG criteria in the management of their trust businesses.
Corporate reputation & marketing	Promote and improve the reputation and brand positioning of the Group and its entities.

We participate in more than 700 publications with Grupo Aval and from #ExperienciasAval in 1,500 of free press. We are among the most reputable companies in the country, according to the MERCO ranking.

We successfully launched our brand campaign “Tú vas adelante, nosotros somos tu aval”.

3.3	Our stakeholders

GRI 2-29

At Grupo Aval, we recognize that constant and transparent dialogue with our stakeholders is essential for the sustainable development of our organization. We have identified our main stakeholders, analyzing our interaction with each one and developing actions that allow us to strengthen the bond and respond to their needs effectively. Through various communication channels and participation mechanisms, we promote relationships of trust and collaboration, aligning our decisions and strategies with the issues that most impact our audiences.

Stakeholders	Communication channels	Form of relationship	Relationship results
Board of Directors

The highest management body in charge of approving the policies, strategies, monitoring, and evaluation of the tasks proposed by Senior Management of the Holding and its subsidiaries.	• Regular meetings. • Board Committees. • Management and Sustainability Report. • Earnings calls. • One-on-one meetings with subsidiaries.	With the Board of Directors, we have worked to promote spaces for the analysis of the sustainability strategy, show progress on different ESG issues and define principles and guidelines to establish our objectives in these areas. We have sought to strengthen corporate governance and the governance scheme for ESG issues. Also, through the Board, we establish guidelines for the management of ESG issues in our subsidiaries and implement good practices to strengthen the Group’s reporting.

•

Creation, updating and review of corporate policies such as Sustainability, Human Rights, the Board of Directors Regulations and the Code of Good Governance.

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Creation of the ESG Committee and the ICT Committee.

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Presentation of ESG topics and work plan to the Board of Directors

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Improvement of 22 points in the score of the Government and Economic dimension in the Corporate Sustainability Assessment.

FORM 6K	2024

Subsidiaries Companies over which we exercise control as a Holding Company.

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Committees.

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Corporate Policies.

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Accompaniment of Grupo Aval’s management team.

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Monthly Letter from the President.

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Mi Grupo es Aval.

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Individual meetings.

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Participation in boards of directors, assemblies and committees.

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Reports.

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Cross-cutting projects such as COP 16, Misión La Guajira.

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ESG Indicator System.

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Social media.

We work to consolidate relationships of trust, mutual benefit and value generation for our subsidiaries by supporting them in their management, developing synergies and cross-cutting projects, sharing best practices and coordinating joint initiatives.

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More than 400 meetings of the different committees in which Grupo Aval and the subsidiaries participate.

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The Sustainability and DEI Committee met 13 times.

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Accolades such as: Friendly Biz, DJSI, S&P, and Great Place to Work.

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19,786 employees in Mi Grupo es Aval.

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ESG indicator system redesigned and implemented for all affiliates.

Shareholders and investors It corresponds to the shareholders and bondholders of the company.

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Meetings.

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Quarterly Earnings Calls.

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Shareholders Assembly.

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Shareholder and investor hotline.

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Investor Relations Management.

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Annual Reports.

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Responses to requests.

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Website www.grupoaval.com.

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Social media.

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Management and Sustainability Report.

		We maintain a relationship based on transparency, trust and long-term value creation, based on open, timely communication aligned with the best corporate governance practices.	• Attention to 15,000 investor applications. • 4 earnings calls.
Employees It is the human team that makes it possible for the objectives of the companies to be met and who manages the projects in our subsidiaries.	• Meetings. • Monthly Letter from the President. • Mi Grupo es Aval. • Intranet. • Yo soy Aval day and recognitions.	We seek with our employees to foster a relationship based on respect, pride in working with us, equity and integral development, fostering an inclusive, safe and enriching work environment, where professional growth and integral well-being are promoted.	• 19,786 employees in Mi Grupo es Aval. • More than 22 benefits defined from Mi Grupo es Aval. • 40 recognitions awarded in Yo soy Aval day.
Opinion leaders Mass and digital media and/or people, who publish information about us and/or our entities and who are important for brand and reputation management.	• Interviews. • Press releases. • Results reports. • Website www.grupoaval.com • Social media. • Meetings. • Press conferences. • Participation of spokespersons in events.	We seek to have relationships with opinion leaders based on transparency in information, open dialogue, transparency and credibility, sharing relevant information about our performance, progress and commitments, with the aim of fostering a clear understanding of our impact and contribution to sustainable development, and to the country.

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We participate in more than 700 publications with Grupo Aval and from #ExperienciasAval in 1,500 in different media.

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MERCO Business result: 56th place.

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CSA – DJSI Rating: 65 (16 points above 2023).

FORM 6K	2024

Government and regulatory bodies

Organizations that issue regulatory requirements and carry out constant and permanent monitoring of the financial and non-financial information of the Holding Company and its subsidiaries.

	• Follow-up meetings. • Reports. • Response to requirements. • Reports. • Work initiatives. • Management and Results Report. • Website www.grupoaval.com.	We promote relationships with the Government and regulatory entities based on compliance, transparency and collaboration, actively participating in the development of initiatives and policies that promote financial stability, economic growth and social well-being.	• Adoption Country Code: 91.2 / 100.
Suppliers People and companies that provide us with supplies and/or services.	• Policies. • Purchasing Department. • Website www.grupoaval.com. • Forums and spaces for conversation.	With our suppliers, we seek to generate relationships of mutual growth, based on ethics, transparency and responsibility, promoting sustainable practices and fostering alliances that generate shared value, driving the development of an efficient, inclusive and sustainable supply chain.	• Communication with suppliers. • 19 suppliers evaluated on ESG issues. • Annual induction and re-induction of the OHSMS for 52 suppliers.

3.4	Sustainability Governance

GRI 2-12, 2-13, 2-22

Grupo Aval’s sustainability model is a solid model that allows us to ensure decision-making aligned with our purposes. The Board of Directors is the highest management body with respect to ESG matters and is responsible for approving the sustainability strategy and corporate policies related to social and environmental issues, including climate change, to ensure the correct management of these matters. For monitoring and decision-making, the Board of Directors relies on the ESG Committee, made up of 3 Directors with a diversity of knowledge and experience in ESG matters. In turn, the Presidency of Grupo Aval, supported by the Vice-Presidency of Sustainability and Strategic Projects, leads the sustainability strategy, communicates to the Board of Directors and integrates sustainability into the decision-making of the business model.

Through the Sustainability and DEI Committee, we promote the adoption of best practices, standards, and follow up ensuring that environmental, social, and governance principles are effectively integrated into our strategies and operations. This approach allows us to not only mitigate risks and strengthen regulatory compliance, but also drive innovation, operational efficiency, and business resilience. By consolidating sustainability as a key pillar of corporate development, we generate a positive impact on our communities, optimize resource management and foster a company culture based on transparency, equity and responsible growth.

FORM 6K	2024

3.5	Sustainable Development Goals (SDGs)

As a leading financial group, we are aware of our responsibility to promote actions that contribute to the global goals framed in the United Nations Sustainable Development Goals (SDGs), as a roadmap that puts people, the planet, prosperity and partnerships for development at the center. Under this premise, through our activities we impact on the 17 SDGs, but we have prioritized nine of them as the most relevant and coherent with our objectives.

SDG	Action
We contribute to dignifying the health service in the country for all people, contributing to cancer research and treatment through the CTIC.
We promote and foster inclusive and equitable spaces through corporate policies and actions in Grupo Aval and its subsidiaries. We have 3 entities with more than 30% women on their Boards of Directors.
With the Misión La Guajira program, we contribute to ensuring that underserved populations in the country have drinking water, with the installation of water treatment plants. In 2024 we impacted nearly 21,000 people in 80 Wayúu communities.

We are one of the largest private sector employers in Colombia, with more than 70 thousand employees.

Our investments, payment of taxes and the generation of quality employment are multiplying engines of resources in Colombian society.

We develop new products and solutions for our clients aimed at achieving greater financial inclusion, leveraging technology to solve the needs of the country’s population.
We provide opportunities to the Colombian population, tending to reduce banking gaps with financial solutions according to their needs, providing savings, investment and financing options. We develop programs and initiatives with the aim of bringing alternatives to dignify their quality of life to communities in isolated areas of the country.

FORM 6K	2024

We seek to be facilitators in the processes of mitigation and adaptation to climate change, for which each of the subsidiaries designs strategies and measures their carbon footprint.
We have an organizational structure in accordance with all legal requirements. We adopt the best practices of disclosure of information in terms of corporate governance and information security for our clients. We carry out anti-corruption, anti-fraud, and anti-bribery risk assessments.
We generate alliances with key actors at the national and international level that have allowed us to promote actions with an environmental and social approach.

3.6	Sustainability in our entities

As a holding company, at Grupo Aval we are clear that our greatest ESG impact is generated through our entities. For this reason, we lead and promote our sustainability strategy in all our subordinate entities, promoting the integration of environmental, social and governance practices, the determination of objectives and goals related to these issues, promoting cross-cutting initiatives, and promoting a culture of sustainability in all our organizations. Through strategic coordination and the establishment of common guidelines, we promote initiatives aligned with our sustainability pillars, adapted to the particularities of each entity. We facilitate the exchange of good practices, promote collaborative projects and accompany the implementation of programs that generate a positive impact on communities and the environment. These synergies allow us to strengthen our commitment to sustainable development, maximizing impact and creating shared value for our stakeholders.

All our entities have determined their sustainability strategy, determining their stakeholders and prioritizing the Sustainable Development Goals, based on analyses of material issues and their impact on the business and its stakeholders. All of them also have, according to their context, segments and realities, goals and objectives related to their ESG impact, governance models promoted by their boards of directors for sustainability issues, and policies that provide guidelines on ESG issues. In terms of standards, adhesions and associations, we have encouraged the adoption of the highest standards in sustainability-related issues in our entities. The banks are part of UNEP-FI, the United Nations initiative for Sustainable Finance, and since 2022 they have subscribed to the Principles for Responsible Banking – PRB. Porvenir and Corfi, for their part, are part of the Principles for Responsible Investment. Our entities are part of the United Nations Global Compact and are promoters of the Asobancaria Green Protocol, committing to the transition to an environmentally friendly economy. The entities also have climate strategies under the framework of the Task Force for Financial Related Disclosures – TCFD.

Regarding the reporting of ESG matters, all our entities publish Management and/or Sustainability Reports annually, under GRI and SASB standards.

Sustainable Finance

At Grupo Aval and our entities, we understand the power of finance to transform realities and promote solutions to major social and environmental challenges. For this reason, we promote a sustainable finance model that mobilizes capital towards projects with a positive impact, from renewable energies and sustainable cities to inclusive ventures.

FORM 6K	2024

Through our Sustainable Finance Statement, as well as our sustainable finance and responsible investment policies, we reaffirm our commitment to integrating ESG criteria into each of our decisions and actions. We also work with our institutions to design and structure responsible financial products, such as green bonds and sustainable credit lines, which channel resources towards initiatives that generate economic and social value. We also generate sustainable products and services from several of our entities such as carbon credits in Mavalle (a subsidiary of Corfi) or the Energy Services Unit of Promigas (a subsidiary of Corfi).

In 2024, the sustainable portfolio of our entities continued to grow and reached $23.05 trillion. At Banco de Bogotá, the growth of the green portfolio went from $2.6 trillion to $4.8 trillion, which represents an increase of 84.6% compared to 2023. In the same bank, the social portfolio amounts to more than $14.7 trillion, highlighting that 76% corresponds to SME portfolios and of these, 34% corresponds to SMEs led or owned by women, while 21% has been directed to municipalities in situations of poverty.

Banco de Occidente, for its part, has a social portfolio that amounts to $2.6 trillion, which highlights the support for SMEs led mainly by women. In 2024, it obtained a US$ 50 million social loan from Citi to finance the working capital needs of SMEs. Its green portfolio amounts to 981 billion.

Some of our entities’ achievements in sustainable finance include:

•	Banco de Bogotá issued Ordinary Sustainable Bonds for an amount of $500 billion for the financing of SMEs owned or directed by women, SMEs located in vulnerable areas, social housing, sustainable construction projects, renewable energy, energy efficiency, sustainable transport, water efficiency and circular economy. With this issuance, the bank received the recognition of the “Sustainable Bond of the Year” awarded by the Global SME Finance Awards 2023.

•	Aval Banca de Inversión, achieved the structuring of renewable energy projects that include the largest solar farm in Colombia for $1 trillion.

•	Banco de Bogotá continued to consolidate its Amazonia debit card, which allows its customers to donate 1% of their purchases for the protection of forests and mangroves. In addition, for every two trees planted by clients, the bank contributes an additional one. More than 40,000 cards have been placed, made entirely with recycled plastic. 98,000 trees of native species have been planted in the Colombian Amazon and Caribbean, capturing 69,000 tons of CO2, and more than 133,000 hectares of strategic areas have been restored. It has benefited 162 families, as well as 9 indigenous and fishing communities, highlighting that 60% of the people who carry out the planting are women.

•	Banco de Occidente also continues to promote its UNICEF credit card, which delivers 0.5% of the value of purchases that customers make as a donation to UNICEF’s WASH program in La Guajira. In the last three years, donations of $1.91 billion have been made.

•	Banco Popular launched the poSÍble credit card, a financial solution for people over 50 years of age in Colombia, additionally, it was recognized as a pioneer in the silver market in the country at the Silver Economy Forum in Colombia.

•	Our digital wallet dale! has supported more than 700,000 small businesses through its La Billetera de tu Barrio program.

•	Promigas, a subsidiary of Corfi, issued social bonds, hand in hand with IFC for $540 billion. The first issuance of social bonds by a private company in the real sector will be used to finance Brilla, a program that provides access to financing to Colombian households with vulnerable populations without access to formal credit.

FORM 6K	2024

•	Porvenir, through its thematic investment portfolio Generación Sostenible, achieved a return of 11.5% on a portfolio of $20.789 billion in 2024, consolidating its commitment to responsible and sustainable investment.

5.	We are the “Aval” (guarantor) of millions of Colombians

At Grupo Aval, our greatest pride is the impact we have on the lives of millions of people who trust us to move forward and build their future. Through our entities, we not only provide access to financial products and services, but we also create opportunities that drive progress for individuals, families, and businesses across the country.

We are driven by more than 70,000 employees who find in our entities a space to grow professionally and contribute with their talent to change realities and generate opportunities. There are 21,404 suppliers, whom we consider strategic allies, strengthening the business ecosystem together and promoting a virtuous circle of development, job creation and economic growth.

There are also millions of Colombians who have been able to make their dreams come true because we have been their “Aval” (guarantee): entrepreneurs who have given life to their businesses, families who have acquired their first home, people who have managed to finance their education, or access a vehicle that improves their quality of life.

Thus, our commitment to social impact goes beyond our operations; It is reflected in every story of progress that we make possible, reaffirming our purpose of being an engine of development for the country.

5.1	The economic value we generate and distribute

GRI 201-1

In 2024, we looked for methodologies that would allow us to understand how we are generating and distributing value to society from our activity. To this end, we work to measure the economic value generated in a consolidated way for our stakeholders in accordance with the GRI 201-1 standard.

During the last three years, our value generation was close to $120 trillion.1 In 2024 the figure reaches $42.4 trillion.

The distribution of economic value clearly shows how most of the value we generate annually was distributed among our key stakeholders. Our customers with term deposits and interest-bearing demand deposits are the most representative interest group, benefiting from high interest rates and receiving $15.2 trillion and representing 36% of the total.

For their part, our financial creditors (bondholders, banks, repos, among others) represent 14% and received $5.8 trillion in 2024.

1 When comparing 2024 with the previous year, a contraction of 2.6% related to the decrease in interest rates is observed.

FORM 6K	2024

We generated value for our suppliers of goods and services in 2024 for about $11.3 trillion. This represents 27% of the value generated and distributed by Grupo Aval.

Our employees received $3.8 trillion in wages, about 9% of the total.

We contributed more than $2.7 trillion to the State, in operational taxes such as GMF, assumed VAT, ICA, deposit insurance and income taxes reaching 6% of the value generated. And we distributed dividends of $1.4 trillion to our shareholders, about 3% of the value generated.

5.2	Our talent

GRI 3-3, 401-1

At Grupo Aval we seek to attract, compensate, develop and retain the best talent because we believe that our employees are the fundamental pillar of the development and success of our companies. We have a team of 70,2712 people at a consolidated level where more than 47,000 employees are direct, approximately 4,500 employees are temporary and we generate about 18,000 indirect jobs, through the companies that provide us with outsourcing services.

We promote in our employees a culture led by the corporate values we share:

•	Integrity and ethics: We are committed to acting honestly, transparently, and responsibly in each of our interactions and decisions, both internal and external.

•	Leadership: We believe that leadership involves empowering our employees, stimulating value generation, and creating an environment where each individual can reach their full potential.

•	Innovation and creativity: We inspire our team to think beyond conventional boundaries and embrace the opportunities that change offers, promoting a proactive approach to continuous improvement.

•	Fairness and respect: We value equity and impartiality, and we promote fair treatment that ensures that every member of our team is treated with respect and dignity. We foster diversity, equity, and inclusion, recognizing the value of having different perspectives and experiences.

•	Commitment to excellence: We seek to achieve the highest standards in everything we do. Excellence drives us daily to do things better.

We are driven by working in a pluralistic, equitable and inclusive organization, where we guarantee equal opportunities for all our employees, recognizing the capacity of human talent for their merits and values, without discrimination. We have diverse and inclusive talent, where 54.3% are women and 45.7% men.

Within the framework of our Corporate Diversity and Inclusion Policy, we continue to strengthen our commitment to equitable and respectful work environments. As a reflection of this effort, we achieved the Friendly Biz recertification for Grupo Aval and all its subsidiaries, reaffirming our best practices in inclusion and respect for diversity. In addition, our work has been recognized in the Ranking of Inclusive Organizations in Latin America, where we reached 6th place, consolidating ourselves as a leading company in the promotion of a diverse and inclusive organizational culture in the region.

2 The variation with respect to 2023 is -5.1%, equivalent to -3,765 jobs.

FORM 6K	2024

Employees by gender Grupo Aval consolidated3
GRI 405-1; SASB FN-AC-330a.1

Employees by job category and gender Grupo Aval Consolidated4

As a Group, we actively work to promote female leadership and gender equality at all levels of the organization. Our president, María Lorena Gutiérrez, was recognized as “She Is 2024” Woman of the Year, reflecting the impact and relevance of the presence of women in strategic positions. In 2024, 34.78% of management positions in Grupo Aval holding are held by women.

A relevant milestone in the leadership of Aval’s entities is the increase in the presence of women in the top positions, 43% of the entities have a woman as president. As for our entities:

1.	In BdO, 45.7% of leadership positions are held by women. The bank was highlighted as the best place to work for women, according to Great Place To Work.

2.	In BdB, 33% of the Board of Directors is made up of women and 49.93% of management positions are held by women.

3.	The “30% Club” recognized Banco Popular for increasing its female quota on the board of directors, which reached 33% participation.

4.	At Corfi, on the other hand, we have a diverse board of directors where 44% of the members are women. Additionally, in Corfi, a program was implemented for the inclusion of people with diverse abilities who transform our active breaks into moments of true inspiration and connection. This collaboration not only revitalizes our workspace but also teaches us the true meaning of inclusion.

3 Employees with direct and temporary contracts consolidated Grupo Aval, Entities and subsidiaries

4 Collaborators with direct contracts, temporary contracts and outsourcing Grupo Aval and Entities

FORM 6K	2024

In addition, we generate initiatives that promote sisterhood and empowerment such as Más equidad por el país, which benefits young digital talents, for women who want to study STEM (science, technology, engineering and mathematics) careers. 41% of the women in Grupo Aval hold positions in STEM areas, promoting innovation and equity in key sectors for development.

We also lead initiatives, which by example contribute to the development of Colombia to continue being transformative and inclusive agents:

-	Through Sístole y Diástole program of BdB, we provide support to families with cognitive disabilities and neurodiversity. By providing flexibility, training, and accompaniment, this program was launched in April 2024, with the participation of more than 500 people at its opening and more than 110 families of collaborators enrolled in the program.

-	BdB created Mujeres Cambiando la Moda program in partnership with Inexmoda. In 2024, it accelerated sustainable ventures led by 60 women, with more than 115 brands in Colombiamoda and sales estimated at $23 billion.

-	ADL and Banco Popular received recognition from IDB Lab and the German Cooperation Agency for creating a financial solution for the “silver economy”, focused on people over 50 years of age.

-	Porvenir developed, in collaboration with elempleo.com the Ruta de la empleabilidad program focused on older adults. In 2024, it received 10,000 applications for 500 vacancies, demonstrating the vigor and experience that this population group brings to the labor market.

-	In addition, Porvenir launched the Observatorio de Empleabilidad y Emprendimiento that has impacted 1,270 older adults and pensioners with actions focused on their well-being and health. These programs not only improve the quality of life for our seniors but also enrich our community with the invaluable experience and wisdom of this critical group.

At Grupo Aval we recognize that good results are achieved when we build an environment where everyone, with their unique skills and challenges, can shine and contribute to a more inclusive future.

Our commitment is to create spaces where each employee feels valued, motivated and with opportunities for growth

We are committed to creating work environments that foster collaboration, mutual respect, and personal development, promoting a healthy work environment that benefits our employees. As a result of this commitment, Grupo Aval holding obtained the certification as a Great Place To Work. An outstanding milestone was BdO’s achievement in being recognized for the second consecutive year as “The best place to work in Colombia” in the category of more than 1,500 employees. Corfi, BdB, Aval Fiduciaria, and Aval Casa de Bolsa were also certified as excellent places to work.

During the year, we continue to strengthen our commitment to the well-being and satisfaction of our employees. In the entities where the organizational climate was measured, positive results were obtained, highlighting 80% in commitment, 78% in satisfaction, 83% in well-being and an eNPS of 69%. These indicators reflect the continuous effort to generate a positive work environment aligned with the needs of our teams. In addition, 94% of FTE employees participated in this measurement, which shows a high level of involvement in the construction of a solid and sustainable organizational culture.

FORM 6K	2024

We also promote the growth and development of our talent, guaranteeing opportunities for internal growth and attracting the best professionals. In 2024, 22.73% of Grupo Aval holding’s new hires came from employees who previously worked in other entities of the Group, reaffirming our commitment to mobility and professional development within the organization.

New hires by gender 2024
Women	Men[5]
45%	55%

As for the vacancies that are filled by internal candidates in Grupo Aval holding, this figure was 8%. For our entities, the figure is very outstanding, indicating that, on average, 58% of new vacancies are filled by internal collaborators.

The average cost of hiring an employee at Grupo Aval holding is $5,550,000.

New hires 2024	Number of open vacancies	Number of new hires	Number of vacancies filled by internal employees	Percentage of vacancies filled by internal employees
Grupo Aval	12	11	1	8%
Banco de Bogotá	2,849	1,072	1,777	62%
Banco de Occidente	2,794	1,009	1,785	64%
Banco Popular	359	192	167	47%
Banco AV Villas	396	211	185	47%
Corfi	178	126	52	29%
Porvenir	352	319	33	9%
Total	6,940	2,940	4,000	58%

Voluntary Resignation Rate 2024[6]
Women	Men	Total
6%	6%	6%

Turnover rate by gender and general 2024
Entity	Women	Men	General Turnover
Grupo Aval	4.2	15.1	19.3
Banco de Bogotá	3.9	3.3	7.2
Banco de Occidente	7.4	5.3	12.7
Banco Popular	5.0	4.0	9.0
Banco AV Villas	6.6	4.2	10.8
Corfi	9.5	8.5	18.0
Porvenir	8.7	4.9	13.5
Total	6.5	6.5	12.9

5New hires of women and men Aval Group and Entities / open vacancies

6Calculated on the total number of Employees with an indefinite term contract, Grupo Aval holding and Entities

FORM 6K	2024

We are aware that recognition is an essential component for the management of our teams, because it reinforces the emotional connection of employees with their work and with our organization. We are constantly exploring ways of recognition that are fair and motivate our employees to do their jobs better every day.

With this purpose in 2024 we carried out the #YoSoyAval day. The event is a space to share with our thousands of employees that celebrates and values the commitment of employees to the achievement of our goals. On this occasion, the same employees were in charge of nominating their colleagues, highlighting their most outstanding contributions in each of the categories: empathy and connection, collaboration and teamwork, customer-centric innovation and sustainability and social impact. Subsequently, the 40 winners of the #YoSoyAval awards were chosen, reinforcing our sense of community and collaboration.

Education and Training

GRI 404-1, 404-2

We are committed to the development of our talent. In 2024, Grupo Aval holding provided more than 4,163 hours of training to our 124 employees. This corresponds to 35 hours of training per person during the year. The investment in this process was $1,049,420 per employee.

In our entities we have robust training and education processes to guarantee the development of skills, the strengthening of competencies and the adaptation to a constantly evolving environment. Through Corporate Universities, we offer training programs tailored to specific needs and promote holistic growth of our community. In this sense, investment in training translates into a strengthening of human capital and greater competitiveness in the market, promoting excellence, innovation and commitment to our corporate values.

Some of the Universities of our entities are:

-	La U – Banco de Occidente: more than 100 of its own courses and more than 600 courses in open academia (for employees and their families), leadership academia and mentoring program. More than 21,000 courses have been carried out.

-	Universidad para todos - Porvenir: open to employees, family members, customers and suppliers. It incorporates five learning paths: commercial advisory, digital school, operational evolution, pension advisory and leadership school.

-	La U Banboger – Banco de Bogotá: academy for all lines of business, banking and regulation, data and analytics, leadership, agility, sustainability, commercial, digital and technology, experience and power skills.

-	Universidad Corporativa Corfi: 4 faculties (leadership, finance, business administration, innovation and digital transformation), programs with scope to all employees according to their level of contribution and have the possibility of homologating credits with postgraduate programs.

In terms of regulatory training, at Grupo Aval holding we have the Lineamientos Aval program, which is a training program that allows us to strengthen regulatory issues with relevant impact on the business. This program addresses topics such as: code of ethics and conduct, purchase of goods and services, sustainability, related parties and conflicts of interest, relevant information, business continuity, exposure and concentration of risks, information security, occupational health and safety management system, SOX, money laundering prevention system, risk management of financial conglomerates, among others. 100% of our employees complied with the regulatory training.

FORM 6K	2024

In relation to the Company’s Code of Ethics and Conduct, each employee upon joining the company receives training and undertakes to comply with the provisions of this code. By 2024, more than 60 hours of training on this topic were invested during the induction and within this Lineamientos Aval program.

Mi Grupo es Aval: Well-being and Benefits for Our People

Thinking about the well-being of our employees and their families, we created Mi Grupo es Aval, a comprehensive platform that brings together the benefits of all our entities and strategic allies. Through this initiative, we offer access to exclusive discounts, wellness programs, aid, insurance, educational agreements, financing options, and many more advantages designed to improve the quality of life of those who are part of our Group.

Recreation

In 2024 we promoted integration and mental well-being with 10 gastronomy and crafts activities, reaching an expected 86% participation. In addition, 29% of Grupo Aval Holding’s employees enjoyed #ExperienciasAval with a companion, accessing 26 cultural and musical events. We also carry out special activities for the children of employees on key dates and deliver Christmas gifts.

As part of our celebration of the achievements of 2024 and seeing all the employees of Grupo Aval holding and its entities as a Group, we organized, for the first time, an end-of-year celebration. We had a very special evening where we shared, related to each other and recognized the achievements of all our entities.

Sports & Health

We continue with the De vuelta al podio program, with a participation of 37% of employees, promoting sports and recreational competitions. In addition, 20% of the employees participated in the Bogotá Half Marathon with specialized medical support. Through employee funds and compensation funds, 35% accessed health benefits, and 24% to sports and recreational activities for themselves and their families.

Work-Life Balance

All employees have a working week of 40 hours, less than that established by law. 42.86% maintained a hybrid work scheme and can work one day of the week from home. In addition, they received an additional 2.5 working days of rest. 19% obtained home or vehicle loans with preferential rates and 24% accessed other differential credit lines. 60% have free parking, and 42% participated in volunteering for the benefit of vulnerable communities.

3.4% of employees took maternity or paternity leave, and all returned to work once the leave ended.

Our entities offer a portfolio of benefits to their employees that include:

•	Insurance and aid: Life policy, educational aid, educational aid for children, maternity aid, childbirth aid, funeral assistance, eyecare assistance.

•	Flexibility and free time: Flexible schedules, birthday working day, half a day off per month, family day, work at home.

•	Financial support: Housing loan, vehicle loan, mutual fund, vehicle leasing.

•	Health and wellness: Prepaid medical insurance (in some cases for executive positions or senior management), executive check-up, gym, maintenance fee for club memberships.

FORM 6K	2024

•	Recognitions and bonuses: Seniority bonus every 5 years, extralegal bonus, vacation bonus, retirement pension bonus, annual bonus for commercial positions.

•	Other benefits: Christmas gifts for children, special events degrees, marriage, recreational holidays for children.

We promote a safe environment for our employees

GRI 403-1, 403-5, 403-8, 403-9

At Grupo Aval Holding we have an Occupational Health and Safety Management System (hereinafter OH&S Management System), which has been implemented in compliance with the legal requirements contemplated in Resolution 312 of 2019, Decree 1072 of 2015 and other regulations in force in Colombia on occupational health and safety.

Our occupational Health and Safety Policy has among its main objectives to provide safe and healthy work environments for employees, suppliers, contractors, visitors and in general, for all people who carry out activities in the company’s facilities. To achieve this, our OH&S Management System has the technical, human and financial resources necessary to develop its work plan that contains activities aimed at identifying and intervening in hazards to minimize occupational accidents.

The scope of our OH&S Management System is aimed at 100% of employees in all positions and levels of the organization, as well as 100% of our suppliers, contractors and visitors. The OH&S Management System is at 100% implementation.

Our OH&S Management System has been subject to external audits that verify compliance with the standards required by current legal regulations. The last audit took place in November 2024 and was carried out by the firm Smart Solutions Technologies SAS. In this audit, there were no findings of non-compliance.

The occupational health and safety systems of our entities are 98.4% implemented.

In addition, on average, 14,454 hours were dedicated to training and education in occupational safety and health, covering all entities.

By 2024, there were no work-related fatalities in any of the Group’s entities.

Below is the registered absenteeism rate, which is due exclusively to medical causes and is not related to workplace accidents:

DJSI 3.4.3.

Entity	Absenteeism Rate 2024
Grupo Aval Holding	0.9

We promote free association

GRI 2-30

We support an environment where free association is respected and valued. At Grupo Aval holding we do not have unions or conventions. However, our entities Banco de Bogotá, Banco de Occidente, Banco Popular, Banco

FORM 6K	2024

AV Villas, and Corfi7, have unions and conventions for employees with direct contracts. The consolidated figures of these entities show that 37% of their employees are unionized, and 16% are conventional.

Our entities maintain constant dialogue with union organizations, promoting communication spaces to strengthen the well-being of our employees and the sustainability of the business. To ensure comprehensive management in this area, they have tools such as Great Place to Work (GPTW) measurement, which allows them to know the perception of the teams and guide improvement actions. In addition, they have mechanisms for collective bargaining and conflict resolution, promoting agreements that benefit all parties. Likewise, they complement these initiatives with effective service channels that guarantee active listening and a timely response to the needs of our talent.

Our Human Rights Policy incorporates specific commitments such as respect for the right to free association and collective bargaining, equitable remuneration in accordance with the law, respect and non-discrimination, and recognition of the value of the culture and diversity of the people and territories where we operate.

Grupo Aval holding, Corfi and Porvenir do not have unions or conventions.

5.3	We generate real opportunities for everyone

Our social impact translates into the way we generate opportunities for our stakeholders through comprehensive solutions that drive economic development and inclusion. We facilitate access to financial services that strengthen the autonomy of our customers, allowing them to grow and achieve their goals. At the same time, we promote the development of our suppliers, strategically integrating them into our value chain and strengthening their capacities for greater competitiveness. With a cross-cutting approach, we create synergies that enhance sustainability, equity and shared growth, consolidating a stronger, more innovative and resilient ecosystem.

5.3.1       Financial Inclusion and Education

GRI 3-3; SASB FN-CB-240a.4

At Grupo Aval, we believe that access to financial products and services is key to economic development and the reduction of social gaps. For this reason, we work so that more people and companies, in underserved populations, can access solutions that allow them to grow and improve their quality of life. Through digitalization, the expansion of service channels, products designed for different segments, and financial education programs, we facilitate banking penetration and promote responsible use of financial services.

Some figures that show that we work from our entities for true financial inclusion:

7 Corficolombiana Investments

FORM 6K	2024

•	We have the largest network to serve Colombians. We are in more than 1,058 municipalities in the country through our 1,015 branches, 120,000 banking correspondents and 2,850 ATMs.

•	We have more than 16 million customers in our banks, and 17 million in our pension fund.

•	We serve 87,000 SMEs, of which 11,641 are led by women.

•	We have granted more than 170,000 loans to SMEs, ensuring that 21% of these resources reach municipalities in poverty.

•	We promote access to decent housing with more than 21,000 loans for social housing, highlighting that 46% of these have been granted to women.

•	Our commitment to inclusion also covers the elderly population, serving more than 600,000 older adults, reaffirming our purpose of generating opportunities for all.

•	dale! provides low-income people and shopkeepers with tools to make electronic deposits and financial transactions from a single 100% digital solution.

In our commitment to financial inclusion and economic development, we have implemented several initiatives that generate a real impact on people and businesses:

•	Banco de Bogotá with its Aula Móvil initiative bringing financial education and inclusion to people of all ages in different communities in Colombia. It benefited more than 4,000 people with tools to improve their economic decisions.

•	Banco Popular trained 600 employees as Financial Wellness Ambassadors, providing advice to customers to strengthen their financial well-being.

•	Corfi taught financial habits to more than 4,200 4th and 5th grade children through its El Dinero Cuenta program, in stratum 1 and 2 educational institutions in Yopal, Cali and Cartagena. In addition, through corporate volunteering days, it provided tools for informed financial decision-making for the LGBTIQ+ population.

•	Porvenir promotes financial education with El Futuro es Ahorra program, impacting more than 6,600 students in 17 schools in 5 main cities through workshops, educational games and activities such as Global Money Week, in addition, it reached 2.7 million people through digital strategies in financial education.

•	dale! promoted the financial inclusion of more than 1,600 migrants with temporary work permits, and 8,300 minors through its digital wallet. It also strengthened the growth of small businesses with La Billetera de tu Barrio, benefiting 450 businesses with training in digitalization and sales.

5.3.2       We impact our clients with transversal solutions and benefits

We are clear that together we are stronger. Although as a holding company we do not have direct customers, we are committed to generating synergies that amplify our impact, allowing us to improve the user experience, optimize the investment of our resources and develop strategic projects that align us under a common purpose. Through collaboration between our entities, we seek to be more efficient, offer better services and maximize the value we create for everyone.

Aval Valor Compartido - AVC

In September 2024, we began the transformation of ATH into AVC (Aval Valor Compartido), consolidating it as the strategic partner of Grupo Aval entities to develop new transversal capabilities and generate value for all its stakeholders. AVC is designing a strategic roadmap that will allow it to capture synergies and efficiencies through

FORM 6K	2024

agile processes and the provision of administrative, operational and technological services to the group’s companies, optimizing costs and improving the quality of service. AVC’s commercial evolution will focus on three fundamental pillars:

•	Technology: Integration of modern and scalable solutions that allow the Group to anticipate the future.

•	Operational Excellence: Exceeding industry standards in providing services to clients.

•	Talent: Attracting, developing, and retaining the best talent, fostering a collaborative, high-performance work environment that drives AVC’s growth and competitiveness.

Throughout 2024, AVC stood out for ensuring high availability in the physical and digital channels it operates. Specifically, the 2,853 ATMs that make up the Red Aval processed an average of 2,900 transactions per month, dispensing approximately $47.5 trillion pesos during the year. Meanwhile, the banking correspondents with whom Aval Banks work processed more than 105 million transactions, totaling nearly $23 trillion, representing a 2.6% increase compared to the previous year. In digital channels such as Aval Pay Center, more than 31.8 million collection and payment transactions were processed, for an approximate amount of $27 trillion, reflecting a growth of 38% compared to 2023. The average availability of the platform exceeded 99.86%.

During this same period, AVC played a key role in the launch of the Tag Aval, Grupo Aval’s alphanumeric key that initially allows money transfers between accounts of the Aval Banks within the Banco de la República’s Bre-B Immediate Payment System. To date, approximately 8.5 million Tag Avals have been consolidated into our customers’ products. Other notable milestones in 2024 include the renovation of 77.6% of the ATM network and the migration to cloud services, initiatives that contributed to a reduction of 786.65 metric tons of carbon dioxide emissions.

Finally, towards the end of the year, a transversal project was launched under the leadership of AVC, aimed at capturing synergies in the purchasing and supply chain processes for all the entities of Grupo Aval. In addition, in 2024 AVC was certified as a Great Place to Work (GPTW) for the first time, reinforcing its commitment to employee well-being and development.

Red Aval

The face-to-face service channels of the Aval Banks are integrated into our Red Aval. This network is managed by AVC. Through the Red Aval, we offer millions of users easy and secure access to their financial transactions throughout the country. With thousands of ATMs available, we facilitate operations such as withdrawals, inquiries, and payments quickly and efficiently. Our platform is fully integrated so this allows customers to transact from any of the Aval Banks. In 2024 we reinforced our commitment to innovation and service by upgrading 484 ATMs, improving our customers’ experience with more modern and accessible technology.

Similarly, the branches of the Aval Banks are integrated so that customers can carry out the most common transactions (withdrawals, deposits, balance inquiries and payments of obligations, among others) in any branch. As our transactional and service channels have evolved to non-face-to-face platforms, such as mobile and web banking, we have worked together with our entities so that these developments are made under corporate guidelines and on transversal platforms. This allows us to capture the synergies of development and maintenance, ensuring uniform service standards for Aval Banks’ customers.

The Tag Aval

In October 2024, we launched the Tag Aval, an initiative that seeks to promote the era of digital transactions, with immediate transfers between multiple banks and wallets. In preparation for the entry into operation of Banco de

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la República’s immediate payment system Bre-B, which will begin operating in 2025, we decided to move forward with the Tag Aval as the best alternative to make transactions immediately, easily and securely. And of course, with the same security and stability that has always characterized our technological infrastructure.

The Tag Aval is a unique alphanumeric indicator associated with our users’ account that is shared to receive money, without the need to provide personal data. The Tag Aval can be personalized so the person can freely choose the name they want to give it.

Nearly seven million customers of the banks of Grupo Aval and of our wallet dale! already have their Tag Aval.

ADL Digital Labs

ADL Digital Labs – ADL focuses on the development of transversal solutions and services for our entities, and is part of the strategy of innovation, transformation and digital payments. This strategy is based on the development of innovative, efficient solutions, where the user experience is the priority.

Our banks continue to consolidate their digital product portfolio in line with their product and segment focus. Aval Banks’ digital sales in 2024 reached 1.3 million products, and digital adoption by 7.2 million customers.

On the digital marketing front, Mathilde ADL (centralized digital marketing platform) has centralized the Group’s efforts, optimizing customer acquisition and retention strategies. Through strategic campaigns, we managed to impact key initiatives such as the refilling of personal loans and the commercial strengthening of CDT’s product. In addition, we gather, process and standardize the Group’s data through various information channels and grouped in the Augusta data-lake, under corporate data governance guidelines.

#ExperienciasAval

#ExperienciasAval has been, for more than ten years, a key driver for the democratization of culture and entertainment in Colombia. With more than 347 shows performed in different artistic genres and for all ages, it has brought music, theater and other cultural expressions closer to millions of people. Through this initiative, we have managed to differentiate our value proposition in the financial sector, generating tangible benefits for our customers and potential users, while strengthening the retention, placement and activation of cards of our entities.

Every year about one million people enjoy concerts and events supported by Grupo Aval, thanks to the network of its banks and dale!. In 2024 alone, we facilitated 52 exclusive pre-sales and sponsored 67 events, consolidating ourselves as the main driver of the entertainment sector in the country. Beyond the cultural offer, #ExperienciasAval positively impacts the Colombian economy by promoting job creation, boosting tourism and strengthening the value chain of the entertainment industry. By supporting national and international artists and promoting meeting spaces for the public, we reaffirm our commitment to the cultural and economic development of Colombia.

5.4	We are the ally of our suppliers

GRI 204-1

We consider our suppliers as strategic partners in the generation of value and sustainable development. The multiplier impact that our suppliers have drives us to grow together, by building relationships based on transparency, ethics and innovation, promoting high standards of quality and sustainability in our supply chain. Through fair processes, capacity building, and the promotion of best practices, we support the growth of our

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suppliers, thereby boosting employment, competitiveness, and positive impact on Colombia’s economy. By 2024, we generated value for our suppliers of 11.2 trillion, which translates into economic development for them and their environments.

We have 21,404 suppliers, of which 96% are domestic, to whom we allocate 97% of the total amount of purchases:

Suppliers	Domestic	Foreign	Total Suppliers
Grupo Aval	199	21	220
Banco de Bogotá	773	96	869
Banco de Occidente	734	12	746
Banco Popular	439	20	459
Banco AV Villas	3,159	63	3,222
Corfi	15,056	732	15,788
Porvenir	91	9	100
Total	20,451	953	21,404

We have a Corporate Sustainable Procurement Policy, aligned with our environmental, social and governance (ESG) commitments, to promote responsible practices and foster sustainable development.

In addition, through different initiatives, we promote training in our suppliers in ESG criteria, and we continue to incorporate sustainability criteria in the process of selecting and evaluating our suppliers.

All our entities implement strategies for the proper management of suppliers. Banco de Bogotá, for example, has a structured sustainable sourcing model, aligned with global trends and the Sustainable Development Goals (SDGs). This program is based on six key phases: diagnosis, ESG development, supplier training, pilot phase, implementation, and positioning. Among its main initiatives are the Sustainable Seals, which recognize suppliers with good practices in circular economy, climate action and social responsibility, with Gold, Silver and Bronze levels. In addition, they implemented a carbon footprint calculator, based on the ISO 14064-1 standard, to help suppliers measure and reduce their emissions.

The BdB also organizes a Summit called Proveedores del Cambio that strengthens the relationship with them, promoting sustainability as a competitive advantage and providing training in key trends such as TikTok for business and alliances with Business Banking. Finally, the Bank’s Sourcing2Equal Colombia program, in partnership with the IFC, seeks to promote the participation of women entrepreneurs in corporate acquisitions.

Banco de Occidente, for its part, continued to promote sustainability-focused initiatives among its suppliers. It conducted an ESG assessment survey with the participation of 475 suppliers, allowing them to measure their performance in environmental, social and governance aspects, identify opportunities for improvement and align their practices with the Bank’s sustainability objectives. In addition, it conducted training for 535 suppliers on key topics such as climate change, corporate governance, human rights, personal data protection, SDGs, risk management and the SARLAFT Policy for procurement.

Corfi, through Creciendo Juntos program, developed the third version of the CORFISostenible Award, a recognition of suppliers that develop projects and initiatives focused on sustainability, where more than 106 suppliers participated, highlighting 12 winners for their innovative initiatives in sustainability. Of these, 40 were SMEs and 35 companies led by women. In addition, short training courses were offered to strengthen capacities, build confidence and create growth opportunities for Corfi’s suppliers and its strategic allies.

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Porvenir has also structured its procurement strategy with ESG criteria, achieving that 95% of its acquisitions are made under this approach and that 91% of its suppliers are domestic, with a growth in the participation of SMEs to 63%.

These efforts reflect Grupo Aval’s commitment to the country’s economic development, supporting suppliers from different sectors to reach their full potential.

5.5	We transform communities

Our social impact expands beyond our operations. We have a deep commitment to transform realities and that is why we work on the development of social projects that serve marginalized communities. In 2024, we invested more than $70 billion in these projects that impacted more than 106,000 people. These projects include initiatives to improve infrastructure, health, the development of productive projects, education programs, initiatives for the strengthening of skills, among others.

Directly and through different Foundations, at Grupo Aval and our entities we work as a group with communities to improve their quality of life and offer them opportunities for a sustainable future.

•	Misión la Guajira

GRI 203-1

We are celebrating one year of Misión La Guajira, one of the most significant social projects in the country and one of the main programs of Grupo Aval in its commitment to improve the quality of life of the most marginalized populations. Misión La Guajira is a public-private partnership between the Presidency of the Republic, Grupo Aval and Promigas, with the support of Prisa Media and La W, whose main objective is to bring development to the Wayúu communities of the municipalities of Manaure and Uribia, through comprehensive and sustainable solutions that meet vital needs of access to drinking water, sustainable energy and food security.

Thanks to the immense work of our collaborators and the entities that make up Grupo Aval, and thanks to our allies and mainly to the communities, with whom we have worked as a team since the birth of the initiative, we have managed to transform the quality of life of 21,000 people, 3,000 families, in 80 communities, with solutions for access to water, energy or food security.

We committed to being an initiative with a sustainable, participatory, differential development approach, respectful of the worldview and knowledge of the Wayúu communities. And we have done so. We took the time to get to know the territory, the communities, their needs and in this process we characterized more than 190 communities.

One of the main benefits of this process has been the collective construction and the solid team that we have formed with the Wayúu community with whom we have carried out rigorous processes of socialization, agreement and co-creation, which sought to ensure that the communities had clear, complete and timely information about the project, accepted its implementation, and committed to its sustainability.

In 2024, thanks to Misión La Guajira, the following solutions were implemented:

•	Water: Access to drinking water was achieved in 45 communities, benefiting 11,500 people and 1,600 families. In addition, 39 wells were recovered and 2 new ones were built, strengthening the water supply in the area.

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•	Energy: 80 communities received energy solutions, impacting 16,000 people and 2,300 families. As part of this effort, 10 communities now have access to the internet, improving their connectivity and access to information.

•	Food security: 9 community gardens were set up and inputs were delivered to 75 communities, allowing 3,400 people and 500 families to strengthen their food autonomy. This component is executed by the National Government.

In addition, we have implemented economic and environmental development initiatives that seek to strengthen the capacities required by communities for the sustainability of the solutions implemented. These initiatives include:

•	Handicrafts: 27 communities participated in a business plan that engaged more than 280 artisans, achieving the collection of more than 930 products for sale.

•	Recycling: 20 communities benefited from recycling programs, involving 300 people.

Finally, we have extensively strengthened the productive ecosystem, creating value for different stakeholders. $18 billion were invested and 20 local suppliers were hired, of which 4 operated for the first time in the territory. This is how we continue to boost the regional economy.

•	CTIC[8]

The Centro de Tratamiento e Investigación sobre Cáncer Luis Carlos Sarmiento Angulo (CTIC) continues to strengthen its higher purpose of being a leading reference in technology, treatment and research, at the service of all types of cancer patients. Its commitment to excellence is reflected in the comprehensive care it provides, standing out for the human and professional quality of its team, as well as for its advanced technological resources. Through prevention programs, community counseling, and robust research studies, the CTIC is an essential ally in the fight against cancer in Colombia.

In 2024, the CTIC provided care to 5,962 patients, reaching more than 15,279 since its opening, in different Clinical Functional Units and Functional Assistance Units. In a comprehensive manner, 27,546 specialized medical consultations, 14,847 radiotherapy sessions, 14,735 diagnostic images, 10,677 sessions in the infusion center and 2,508 surgeries, among other care, were provided. The perception of humanized care by patients was 95%.

CTIC is the first center in the country to open its doors to develop Phase I Clinical Trials for cancer patients who voluntarily wish to be part of these innovative treatments. In addition, the center has achieved an outstanding scientific impact with the publication of 132 articles, with an average H1 index of 9.56, and with the realization of 385 presentations at national and international congresses with the participation of specialist teams, reaffirming its leadership in medical research.

In 2025, the CTIC will continue to offer its current services by implementing the best treatments and research and will present to the national and international community health programs that contribute to the prevention and early detection of different pathologies.

8 The CTIC is a non-profit foundation of the Organización Luis Carlos Sarmiento Angulo, dedicated to comprehensive care and cancer research in Colombia and the region. In previous years, Grupo Aval and its entities supported with donations for its construction and start-up.

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•	Entertainment with purpose

We understand the transformative power of entertainment and the importance of ensuring equitable access to cultural and recreational experiences. For this reason, we work in alliance with 21 foundations and organizations with the purpose of sponsoring people from different populations, giving them the opportunity to enjoy events that ratify their right to entertainment.

Through these initiatives, we seek to democratize access to leisure and cultural spaces, allowing historically excluded communities to live enriching experiences.

Our entities’ commitment to their social impact

Banco de Bogotá Foundation

Banco de Bogotá, through its Foundation, developed strategic initiatives focused on social and climate entrepreneurship, education and social welfare, and the environment, promoting economic growth, inclusion and sustainability.

In 2024, in social entrepreneurship, the third edition of the Mujeres Cambiando la Moda program was launched, with the registration of 110 brands. After a selection process with experts from Inexmoda and the Banco de Bogotá team, 30 brands were chosen for a training plan in strategy, business model, product design, brand positioning, e-commerce and access to financial services.

In education and social welfare, the Desarrollo del Talento Digital Juan María Robledo program allocated $600 million to support 150 students with an economic aid of $2 million per semester for their maintenance, thus strengthening access to higher education. In addition, within the framework of the BdB’s philanthropy strategy, support for 26 foundations was prioritized with monetary donations, contributing to their social work.

In the environment, the BdB Foundation has led ecological restoration initiatives, with the planting of 26,000 trees and mangroves in the Amazon and the Caribbean coast.

Corficolombiana Foundation

Through the Corficolombiana Foundation, we promote sustainable development, education and productive strengthening in communities and sectors where Corfi’s investments are present. In 2024, the Foundation impacted about 34,027 people through its lines of work. The Destinos Sostenibles program, which seeks to promote places with a tourist vocation, benefited 6,000 people in San Luis de Palenque (Casanare) and Ambalema (Tolima), promoting innovation and local entrepreneurship to generate economic growth.

In Meta, Cultivando Talentos para el Campo initiative has strengthened educational trajectories and the socio-productive development of 5,300 children and young people in Cumaral, Puerto López and Puerto Gaitán. In addition, Proyectos Productivos Sostenibles program has supported initiatives such as Piedra Pelona Coffee in Antioquia and honey production in Meta, benefiting 472 people, promoting the balance between economic progress and environmental sustainability.

The volunteer activities of the Corficolombiana Foundation also reflect the organization’s commitment to sustainable development, inclusion and community strengthening. Some examples include the Revitalización del Centro de Bogotá program, in which 104 people participated in cleaning, maintenance and beautification of public spaces. Also in Medellín, volunteering in the Huerta Agroecológica benefited 218 boys and girls from the Internado PAN Miraflores, promoting environmental education and food sustainability. In addition, Manos a la Huerta initiative improved the production conditions of a community garden, benefiting 165 older adults, who in addition to receiving fresh vegetables, generate income from their commercialization.

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Other social impact initiatives of our entities

•	Banco de Occidente, in partnership with UNICEF and its credit card, promotes the WASH program, a key initiative to improve access to water, sanitation and hygiene in vulnerable communities. Thanks to this effort, 4,100 people gained access to basic sanitation services, including 1,000 in emergency contexts. In addition, 1,500 people were certified free of open defecation and 12,000 received access to safe drinking water in humanitarian emergencies. The program also strengthened 14 health care centers, guaranteeing basic water, sanitation and hygiene services. In the area of menstrual health, 20,600 girls and adolescents acquired knowledge and access to adequate supplies, of which 20,000 live in emergency contexts.

•	Banco AV Villas focuses on the education, health and well-being of vulnerable communities in Colombia. Through the 30-year alliance with the Solidarity for Colombia Foundation, the Diana Turbay Scholarship program has benefited more than 380 children and young people. In 2024, as part of the program, it awarded 10 university scholarships.

In the field of health, the bank has been the private company with the largest contributions to the Tapas para Sanar program of the Sanar Niños con Cáncer Foundation, contributing to the financing of medical and psychosocial treatments.

To promote education, 4,844 school kits were delivered in Boyacá, Casanare and Norte de Santander, and the Educando para la Paz initiative in Norte de Santander was supported with 1,500 school uniforms made by mothers who are heads of households, encouraging school attendance and support for vulnerable families. During the holiday season, the bank transformed its corporate gifts into 4,000 toys for vulnerable children and, in partnership with the Banco de Alimentos de Bogotá, delivered 6,000 groceries to families in poverty, victims of the conflict and migrants, with the support of employees in volunteer days.

•	Porvenir’s social investment is reflected in initiatives that promote well-being, sustainability and talent development. Through the Observatorio del Adulto Mayor program, 670 older adults were trained in sustainable enterprises, accelerating 33 projects and recognizing 6 outstanding ventures by international juries. In addition, through alliances such as elempleo.com, 500 job vacancies were offered, impacting more than 10,000 people. In the field of communication, the Periodismo Porvenir a la Sostenibilidad Award received 134 nominations from regional and national media, rewarding stories of environmental and social impact in media such as La Opinión, El Espectador and Telepacífico. Finally, with the La Nación del Atletismo Porvenir program, sports were promoted, benefiting 102,000 runners in the Bogotá Half Marathon and supporting other competitions such as the Bucaramanga Half Marathon and the Coffee Half Marathon.

TCFD Report

6.	Our contribution to a sustainable future

At Grupo Aval, we understand the role of the financial sector in the transition to a more sustainable economy. As one of the country’s leading financial conglomerates, our impact goes beyond the management of our operations; We are a key player in mobilizing capital towards projects that protect the environment, drive climate action, and

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foster sustainable development. We actively contribute to the conservation of the planet through our sustainable financing strategy, the strengthening of our ESG criteria in decision-making, the biodiversity conservation projects we develop, our strategy for climate change management, the reduction of our own environmental footprint, and the generation of awareness of environmental protection.

Our commitment can be summarized in the following basic elements in which we have developed specific actions with our institutions:

6.1	Climate Action: Measuring, Redefining and Reducing Our Impact

GRI 3-3

Climate change is one of the greatest threats to sustainable development and global financial stability. At Grupo Aval we not only recognize this challenge, but we have decided to act with determination. We know that measuring is the first step to management. That is why we measure our carbon footprint and that of our entities, and we are committed to achieving carbon neutrality in scopes 1 and 2 by 2025, reducing our emissions by 51% by 2030, and moving towards the goal of being Net Zero by 2050.

We have made progress, together with our institutions, in the definition of strategies for the management and mitigation of climate change, with plans framed within the framework of the Task Force for Financial Related Disclosures – TCFD. This is reflected in the progress made in terms of our climate strategy, climate risk management, governance model, and goals and objectives. In 2025 we will move towards the definition of our decarbonization route by generating guidelines from Grupo Aval to ensure greater alignment of the strategies of our entities, greater coordination, sharing experiences and for the development of high-impact cross-cutting projects.

6.1.1	Measurement and objectives

GRI 3-3, 305-1, 305-2, 305-3

As a financial holding company, we reaffirm our commitment to the transition to a low-carbon economy that is resilient to climate change, aligning ourselves with applicable regulations and supporting the actions of our entities in this regard.

In line with our sustainability strategy, which includes prioritizing climate issues within our material affairs and the Sustainable Development Goals, we believe that climate change management and mitigation offers opportunities for the development of financial products and services aligned with a low-carbon economy, which not only allows us to comply with environmental regulations, but also to strengthen our competitiveness and reduce the financial risks associated with the climate crisis.

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At Grupo Aval, we are adhered to the United Nations Environment Programme Finance Initiative (UNEP-FI) that allows us to guide our strategy and that of our banks, in coherence with the Sustainable Development Goals and the Paris Agreement.

Our strategy for managing climate change sets out the following main goals:

•	Achieve carbon-neutrality in scopes 1 and 2 by 2025 through emissions offsetting.

•	Reduce our emissions by 51% by 2030, in line with Colombia’s goal.

•	Achieve Net Zero by 2050 in line with the Paris Agreement, reinforcing our commitment to the decarbonization of the economy.

•	Incorporate climate risks and opportunities into product and service development.

The definition of these objectives begins by measuring the impact that our activity generates on the environment. We carry out the greenhouse gas (GHG) inventory under the GHG Protocol methodology for scopes 1, 2 and 3, with the support of a specialized external consultant that allows us to guarantee the accuracy and comparability of the data under a standardized methodology, thus facilitating the monitoring of our progress and alignment with international best practices:

Scope	Carbon footprint of Grupo Aval holding (ton CO2e/year)
	2019	2020	2021	2022	2023	2024
1	2.84	6.06	2.84	2.84	2.88	4.32[9]
2	27.67	25.73	16.80	18.06	29.90	36.15
3	25.29[10]	7.15	5.00	6.71	8.64	8,406.46[11]
Total	55.80	38.94	24.64	27.61	41.42[12]	8,446.93

Note: The direct and indirect emissions of scopes 1 and 2 correspond to the offices located in Bogotá, in the Banco de Occidente Building (22nd and 23rd floors).

In 2024, the measurement of our carbon footprint yielded a higher value than in previous years, as we strengthened our measurement methodology by reclassifying some emission factors and including new factors in scope 3, such as financed emissions. Scope 1 emissions increased by the inclusion of a new emission factor and the reclassification of a factor that was classified in Scope 3. The increase in emissions in Scope 2 was mainly due to the increase in the emission factor of energy from the electricity grid, given that during the year thermal plants supplied the country’s energy to a greater extent due to the El Niño phenomenon.

9 The increase in scope 1 was mainly because the emission factor for HFC-410a/R-410a refrigerant is higher and also because the gasoline used by the courier was being accounted for in scope 3.

10 The main reason for the reduction in Scope 3 emissions between 2019 and the following years was the lower presence of employees in offices due to the COVID-19 pandemic. As a result, air travel and the use of ground transportation were significantly reduced. Additionally, water and paper consumption decreased due to the greater digitization of documents and the strategies implemented for efficient and responsible consumption of resources.

11 Includes financed issuances of Grupo Aval (see section “Financed Emissions – Grupo Aval”).

12 The figures for 2023 were updated. Regarding Scope 1, it went from 0.04 to 2.88 ton CO2e as information related to the consumption of refrigerants from fixed sources was included. In relation to Scope 2, the energy emission factor from the electricity grid was updated, which generated an increase from 19.38 tons to 29.90 tons of CO2e. Scope 3 did not change.

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As for Scope 3, this year we deepened its measurement by incorporating the following categories: (1) goods and services acquired, (2) capital goods, (5) waste generated in operations, (6) business trips, (7) employee commute, and (15) investments. As a result, our scope 3 emissions amounted to 8,406.46 tons of CO₂. With this adjustment in the measurement, we decided to establish 2024 as the base year to develop more precise mitigation strategies for the reduction and compensation of our carbon footprint.

Scope 3 emissions Aval Holding Group (ton CO2e/year) – 2024
Categories	Emissions
(1) Goods and services purchased	470.04
(2) Capital Goods	3.88
(5) Waste generated by the operation	5.43
(6) Business Travel	5.28
(7) Employee commute	78.02
Subtotal	562.64
(15) Investments	7,843.82
Total	8,406.46

We offset our carbon footprint for 2024 Scope 1, 2 and 3, without the category 15 investments, with the purchase of 600 carbon credits from Mavalle.

Financed emissions – Grupo Aval holding

SASB FN-CB-410b.1, FN-CB-410b.3, FN-CB-410b.4

At Grupo Aval Holding, we report the financed emissions, of Scope 3 (Category 15: Investments), generated by the most relevant entities in proportion to their controlling interest, taking into account financial materiality criteria. Thus, by 2024, the report includes four13 of Grupo Aval’s main entities (Banco de Bogotá, Banco de Occidente, Banco Popular and Corfi), which together comprise the majority of the emissions generated, in accordance with the methodology established in the GHG Protocol.

Financed emissions of Grupo Aval Holding (ton CO2e) – 2024
Entity	Scope 1	Scope 2	Scope 1 + Scope 2	Participation 2024	Total financed emissions[14]
Banco de Bogotá	1,390.57	3,564.31	4,954.88	68.9%	3,413.91
Banco de Occidente	1,104.52	2,386.03	3,490.55	72.3%	2,523.67
Banco Popular	263.20	1,690.20	1,953.40	93.7%	1,830.34
Corfi	34.09	153.33	187.42	40.5%	75.91
Total	2,792.38	7,793.87	10,586.25	-	7,843.82

13 This information will be updated in 2025 once the measurement of the carbon footprint of our Banco AV Villas and Porvenir entities has been completed.

14 The calculation of Grupo Aval’s financed emissions is carried out according to the GHG Protocol methodology. The formula corresponds to ∑ [scope 1 emissions (ton CO2e) entities + scope 2 emissions (ton CO2e) entities] * percentage of participation (%) of Grupo Aval.

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In 2025, it is expected to strengthen the measurement with the inclusion of the emissions of other Grupo Aval entities. Additionally, the inclusion of the Scope 3 measurements of our entities (which include financed emissions) will be evaluated to identify how to report these within the Scope 3 issuances of Grupo Aval holding.

Financed emissions – Entities:

SASB FN-CB-410b.1, FN-CB-410b.2, FN-CB-410b.3, FN-CB-410b.4

As for the measurement of the financed emissions by our entities, these are:

Aval Banks financed emissions (ton CO2e) – 2023[15]
Entity	Financed Emissions
Banco de Bogotá	9,672,538
Banco de Occidente	468,595
Total	10,141,133

Banco de Bogotá continued to strengthen the measurement of financed emissions following the methodology established by the Partnership for Carbon Accounting Financials (PCAF), while Banco de Occidente carried out its measurement using this same methodology for the first time.

Both banks carried out the calculation of the emissions of their portfolios for the year 2023. To do so, they identified and prioritized the sectors with the greatest contribution to the financed emissions and made an estimate of the scope 1, 2 and 3 of the clients of these sectors. In some cases, information on emissions was taken from their public management and sustainability reports.

The prioritized sectors were: Oil & Gas, Energy, Infrastructure/Construction, Steel, Cement, AFOLU and others:

Breakdown of Aval Banks financed emissions (ton CO2e) - 2023
Sector	Banco de Bogotá			Banco de Occidente			Total
	Scope 1 and 2	Scope 3	Total	Scope 1 and 2	Scope 3	Total
Oil & Gas	259,123	1,379,547	1,638,670	201,236	12,493	213,729	1,852,399
Energy	901,406	84,979	986,385	128,174	29,284	157,459	1,143,844
Infrastructure / construction	-	-	-	7,947	89,461	97,407	97,407
Steel	279,082	93,863	372,945	-	-	-	372,945
Cement	723,379	38,037	761,416	-	-	-	761,416
AFOLU	522,792	420,435	943,227	-	-	-	943,227
Other	1,721,967	3,247,928	4,969,895	-	-	-	4,969,895
Total	4,407,749	5,264,789	9,672,538	337,356	131,238	468,595	10,141,133

The total financed emissions by our banks16 in 2023 corresponded to 10,141,133 tons of CO2e. To mitigate them, we seek to promote a more environmentally responsible portfolio through the sustainable financing of our banks, and for our clients to invest in projects that generate fewer negative impacts (see section “Sustainable Finance”).

15 The estimated financed emissions of our banks’ portfolios correspond to 2023 (year prior to the current reporting period), due to the fact that the accounting closings of their 2024 clients are made in the second half of the following year.

16 Note: Given that this is an ongoing exercise, Banco Popular and Banco AV Villas are working on measuring their financed issuances to have an increasingly accurate approximation of the emissions we finance through all our banks. Due to the business strategies of these banks, their efforts are mainly concentrated on social finance.

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		2023
Variable	Unit	Banco de Bogotá	Banco de Occidente
Absolute financed emissions	Million tons CO2e	9.67	0.47
Customer exposure financed emissions	Trillion COP	33.50	2.62
Intensity Metric	Million tons CO2e / trillion COP	0.29	0.18
Coverage of the portfolio under assessment	%	64	6

SASB FN-AC-410b.1, FN-AC-410b.2, FN-AC-410b.3, FN-AC-410b.4

Similarly, under the commitment to contribute to the reduction of the generation of emissions in investment portfolios, Corfi and Porvenir measure their financed emissions to identify sustainable investment strategies.

Corfi reports the calculation of its financed emissions as follows:

Corfi Financed Emissions (ton CO2e) – 2024	2024

Scope 1	34
Scope 2	153
Scope 3	1,391,520
Total	1,391,707

Reinforcing our commitment to reducing environmental impact, our entities have implemented reduction measures, reforestation strategies and emissions offsetting. In this sense, Banco de Bogotá and Banco de Occidente were certified by Icontec as carbon neutral in their operations, while Corfi offsets their footprint (scopes 1 and 2) through the purchase of carbon credits.

Porvenir continues to measure greenhouse gas (GHG) emissions derived from a portion of its investment portfolios under the PCAF methodology. These measurements will make it possible to establish a baseline and walk the path towards setting decarbonization targets.

The financed emissions and carbon footprint for the assets covered by Porvenir in terms of listed equities, corporate bonds and sovereign bonds were 2,691,408 tons of CO2e in 2024. The carbon footprint for the year 2024 was 105.5 tons of CO2e for every million dollars of assets under management. This measurement covers 50.9% of the assets under management of the Fund.

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Porvenir Financed Emissions (ton CO2e) – 2024
Asset Type	Total managed by Porvenir (trillion COP)	Total covered with PCAF application (trillion COP)	Share of Porvenir’s AUM (%)	Asset class hedged with PCAF methodology (%)	Financed Emissions (ton CO2e)	Intensity Metric (ton CO2e / million USD)
Listed Equities	14.2	14.2	6.2%	100.0%	651,030	25.5
Listed Corporate Bonds	14.0	10.4	6.1%	74.5%	191,760	7.5
Sovereign	87.8	87.9	38.5%	100.0%	1,848,618	72.5
Total	116.0	112.5	50.9%	96.9%	2,691,408	105.5

6.1.2	Strategy

Based on the objectives set and based on continuous improvement in the way we measure our impacts and manage them, we continue to consolidate our strategy for managing climate change. This strategy contemplates, in addition to the strengthening of the strategies that our entities have been developing, the definition of policies and guidelines, initiatives for the mitigation and adaptation of climate change, and incentives for the management of climate-related issues, among others.

Our strategy incorporates climate considerations into the objectives of our institutions, ensuring that climate change is not only a risk factor, but also a source of opportunities. This is reflected in i) the development of sustainable financial products, including loans for renewable energy, resilient infrastructure and sustainable mobility projects, ii) the expansion of the sustainable portfolio, with an increasing allocation of capital to sectors aligned with a low-carbon economy, iii) participation in green and sustainable bond markets to diversify responsible sources of financing, iv) the identification of new products and services in our non-banking entities (such as carbon credits or energy services offered by some Corfi subsidiaries).

Grupo Aval is developing a roadmap to ensure that its operations and financial decisions are resilient to future climate scenarios. This roadmap includes the analysis of climate scenarios to anticipate impacts on key sectors of the economy, the development of adaptation strategies, ensuring that its investment and credit portfolio is less vulnerable to physical and transition risks, and the incorporation of ESG criteria in financing decisions.

6.1.3	Managing climate change-related risks and opportunities

SASB FN-CB-410a.2

During 2024, we strengthened our strategic framework for climate change management and are committed to aligning with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for managing climate change-related risks and opportunities. By 2025, Grupo Aval holding will define guidelines for the supervision and monitoring of climate change risks that affect the operations of our entities.

Climate risk analysis is integrated into the risk identification, management and monitoring process of Grupo Aval and our entities. Our banks have made progress in the design and implementation of the Environmental and Social Risk Management System (ESRMS), an analysis tool in the process of granting loans. The main objective of this system is to minimize the environmental and social risks associated with the financed projects, thus avoiding negative impacts that may generate regulatory, monetary or operational risks. ESRMS establishes a set of policies,

FORM 6K	2024

guidelines, tools and procedures that allow identifying, evaluating, mitigating and monitoring environmental and social risks throughout the development of any project or financed economic activity, ensuring responsible and sustainable management of resources. Here are some highlights:

•	Banco de Bogotá has had ESRMS since 2019 and as of 2022 it integrated climate change risk, including transition and physical risks. To manage transition risks, the bank uses a “transition score” that it initially applied to the corporate and business segments, which represent 80% of the portfolio. While, for physical risks, several analyses were carried out including stress from rains and floods and climate scenarios.

In addition, the Bank applies the Environmental and Social Risk Identification Form (E&S Risk Form), a tool through which it collects information from clients on their environmental, climate and social management. In 2024, BdB analyzed 445 credits through E&S Risk Form. Similarly, the Bank also conducts the technical feasibility study for the financing of a project or asset through sustainable lines. Although the evaluation carried out consists mainly of the validation of indicators and technical thresholds, the location of the asset/project is also verified, which validates whether it is located in an area of environmental or social importance. In 2024, it evaluated 768 credits with the technical feasibility study.

•	In 2023, Banco de Occidente carried out the diagnosis to define the specific parameters for the classification of environmental and social risks of Business Banking customers. In 2024, the process of implementing ESRMS began progressively in 3 phases. The bank complied with 100% of the ESRMS assessment of Business Banking customers and in 2024 it analyzed 4,994 loans through ESRMS. The risks in the bank are classified by categories: risk A (high risk), risk B (medium risk) and risk C (low risk).

•	Banco Popular designed and developed the ESRMS for the credit granting process. It has carried out pilots for the identification of ESG risks in the evaluation of business and government loan applications, classifying them by High, Medium and Low risk level. With regard to climate risks, the analysis of the Business and Government portfolio has been carried out, in relation to the exposure of customers to physical risks such as flooding, mass movements and drought, to contribute to the analysis of credit risk models.

•	During 2024, Banco AV Villas implemented ESRMS. During the first half of the year, it carried out a training process with the commercial force of companies in the corporate segment and in August began a pilot with clients from the Bogotá region, where 115 cases have been evaluated (88 cases categorized as low risk, 26 at medium risk and 1 at high risk).

SASB FN-AC-410a.1, FN-AC-410a.2, FN-AC-410a.3

As for Corfi and Porvenir, both entities have made progress in climate risk management. Corfi and its investments apply a climate risk management cycle that includes the following stages: 1) identification of climate risks relevant to the operation, 2) evaluation of the impact and probability of such risks, and 3) administration of mitigation or adaptation measures. Corfi uses two climate scenarios, transition and physical, to carry out the risk analysis.

The evaluation of these risks was carried out with specialized teams of Corfi’s investments, considering key factors such as the probability of occurrence, the impact on income, costs and expenses, and the value of the assets. The result is reflected in a corporate risk map, in which 18 climate risks (transition and physical) were identified, which makes it possible to prioritize actions and monitor the effectiveness of the measures implemented.

FORM 6K	2024

Porvenir, for its part, continues to consolidate and strengthen its internal processes to develop ESG ratings, including matters related to climate change. At the end of 2024, 54.61% of Porvenir’s assets under management already incorporated the evaluation of ESG criteria, reflecting a firm commitment to sustainability and responsible investment. In addition, a Relationship Policy was included in the Responsible Investment Policy, which establishes principles for dialogue and relationship in environmental, social and governance (ESG) matters with the companies or funds in which it invests, either individually or through collaborative engagement initiatives. In 2024, Porvenir continued to participate as an active member of the Asset Owner Technical Committee of the Principles for Responsible Investment (PRI), reaffirming its leadership in the promotion of good responsible investment practices globally.

We will continue to work together with our entities to strengthen the systems for identifying and managing risks derived from climate change, including those associated with the impact and loss of biodiversity.

6.1.4	Governance Model

The governance structure for climate change management is based on our ESG governance model. This structure assigns key roles and responsibilities to the Board of Directors, the ESG Board Committee, the Presidency, the Corporate Sustainability Committee, the Vice Presidency of Sustainability and Strategic Projects, and the Sustainability Committee, made up of the leaders of our entities.

In this way, we ensure that aspects related to climate change are considered in strategic decision-making at the corporate level and in all our entities, with the aim of identifying, evaluating and managing the risks and opportunities associated with climate change in Grupo Aval, our entities and investment portfolios.

Likewise, our corporate policies establish a solid framework for the definition of principles and guidelines, ensuring the monitoring and compliance of our sustainability and climate change management strategy at Group level.

To ensure an effective implementation of our strategy, we train key areas such as Risk and Compliance, Financial, Legal, Sustainability and Strategic Projects and Accounting Consolidation in disclosure regulations such as the TCFD, ensuring the transparency of our environmental metrics and proper management of climate impacts.

6.2	Financing Green Sustainable Solutions

As mentioned in Chapter 3.6, sustainable finance is not only a commitment, but also a strategy for managing risks and seizing opportunities in a changing economic environment. Our ability to mobilize capital towards sectors with a positive impact allows us to strengthen the resilience of the economy and the financial system, aligning ourselves with international standards and the expectations of our investors and clients.

In line with Asobancaria’s Sustainable Finance Goals, which set the goal of reaching a balance of $140 trillion by 2030, our entities continue to strengthen their green portfolio, allocating resources to key sectors such as renewable energy, sustainable construction, energy efficiency, clean transportation, agro-sustainable certifications, resilient infrastructure and circular economy.

Our sustainable portfolio is composed as follows:

Sustainable Portfolio Balance
$23.1 trillion COP
Green Portfolio Balance	Social Portfolio Balance
$5.8 trillion COP	$17.3 trillion COP

FORM 6K	2024

Green Portfolio Balance (trillion COP)		Social Portfolio Balance (COP trillions)
Renewable energy[17]	$ 1.2	Social Housing	$ 3.5
Sustainable construction	$ 1.1	SME	$ 13.3
Energy efficiency	$ 0.6	Other	$ 0.5
Sustainable transport	$ 1.1	Total	$ 17.3
Agro-sustainable certifications	$ 0.5
Sustainable infrastructure	$ 0.5
Circular economy	$ 0.2
Other	$ 0.7
Total	$ 5.8

6.3	Efficient and environmentally responsible operation

At Grupo Aval, we understand the importance of ensuring an efficient and responsible operation. For this reason, we implement eco-efficiency strategies in our offices that optimize the consumption of resources, reduce carbon emissions and enable responsible waste management.

Energy Management

GRI 302-1, 302-3, 302-4

In 2024, we reduced our energy consumption by 3.9%, meeting our goal of reducing 1% of the holding’s annual energy consumption. This reduction is mainly due to changes in the lamps for LED lights, we continue with energy-saving lighting systems with presence sensors in infrequent spaces, and the programming of computers with suspension timers.

In addition, we made progress in raising awareness among our employees about the importance of saving energy, among others, through communications to promote the efficient and responsible use of energy.

Total non-renewable energy consumption - Grupo Aval holding[18] (MWh)					Energy consumption per employee[19] (MWh)
2020	2021	2022	2023[20]	2024	1.3
126.79	133.31	160.73	173.04	166.28

17 Banco de Bogotá and Banco de Occidente financed the Puerta de Oro Solar Project, the largest independent solar park in Colombia, with an investment of $407.6 billion, which will supply 390,000 homes with clean energy and strengthen the country’s energy transition.

18100% of the energy we use in the holding company is non-renewable and is used for administrative activities in Grupo Aval’s offices. Additionally, energy consumption is updated from the base year (2020), since it was reported as renewable energy, so approximately 70% of the energy acquired from the grid in Bogotá comes from hydroelectric plants. However, with the improvement of the measurement of the greenhouse gas inventory, aligning with the indirect emissions reporting model (scope 2), in this report it is updated as non-renewable energy consumption.

19 Energy consumption per employee includes direct indefinite term and outsourcing employees.

20 The increase between 2022 and 2023 was due to the fact that there were more face-to-face hours for employees in the offices.

FORM 6K	2024

Water management

GRI 303-1, 303-5

The total water used in the offices of the holding comes from the Empresa de Acueducto y Alcantarillado de Bogotá (EAAB) and is destined for domestic use by the employees, which is why the same amount is discharged into the sewerage system. Water consumption decreased by 17.7% and our goal is to reduce 1% per year. This reduction was achieved thanks to failures detected in the registration system, efficient taps in sinks by means of sensors, flushometers in the toilets that control discharges and preventive maintenance to avoid leaks that generate losses.

Total water consumption - Grupo Aval holding (m3)					Water consumption per employee[21] (m3)
2020	2021	2022	2023	2024	6.2
593.84	679.50	873.99	929.22[22]	765.06

Waste management

GRI 306-3, 306-4, 306-5

Regarding waste management, in 2024 there was an increase of 5.75 tons compared to 2023, given that we implemented actions to make a better measurement of the waste we generate in our offices. Additionally, waste was generated from remodeling in the facilities and the organic waste that is transferred to the landfill began to be weighed.

	Waste not destined for disposal	Waste destined for disposal	Waste generated
Composition of waste	Recycling or reuse (ton)	Transfer to landfill (ton)	Total waste generated (ton)
Plastic	0.02	0.00	0.02
Paper and cardboard	1.20	0.00	1.20
Metal	0.22	0.00	0.22
Glass	2.33	0.00	2.33
Organic	0.11[23]	3.70[24]	3.81
Non-hazardous subtotal	3.89	3.70	7.59
WEEE	0.65	0.00	0.65
Other hazardous	0.17	0.00	0.17
Hazardous subtotal	0.82	0.00	0.82
Total	4.71	3.70	8.41

21 Water consumption per employee includes direct employees for an indefinite term and outsourcing.

22 The water consumption figure reported in 2023 is updated, according to the billing periods of the Empresa de Acueducto y Alcantarillado de Bogotá, so that the period between January and December is considered for each year.

23 This figure corresponds to wood that resulted from remodeling in the offices.

24 To improve the measurement of the waste we generate, in 2024 we began to measure organic waste, which is sent to landfill.

FORM 6K	2024

We delivered 3.89 tons of usable waste to the Sanar Foundation and the Comercializadora la Nacional, mainly for proper management. Similarly, we deliver 0.82 tons of hazardous waste to authorized suppliers who are responsible for proper disposal.

Part of this waste is voluntarily brought by employees from their homes as a result of campaigns we develop to promote recycling.

As for our entities, during 2024, all implemented relevant actions for greater eco-efficiency. These include:

•	Banco de Bogotá: LEED (Leadership in Energy & Environmental Design) certification in 5 offices to evaluate the level of sustainability in the spaces. Energy and water savings of 30% and 55%, respectively, were achieved, and we managed 81% of the waste from the works.

•	Through the Sustainable Mobility Program, Banco de Bogotá has impacted 2,540 employees in Bogotá, Cali, Medellín and Barranquilla by providing them with access to a shared car and bicycle app.

•	Banco de Bogotá has impacted 6 thousand people nationwide, from companies specialized in recycling and foundations, with which they carry out a correct management and disposal of usable waste, while hazardous waste is managed through duly certified entities.

•	Banco de Occidente has an Environmental Education Program with an emphasis on saving and efficient use of natural resources (water, energy and waste) with which it has reached 590 people in Barranquilla, Bogotá, Cali and Medellín. In turn, it has an Eco-efficiency Plan with projects aimed at reducing the consumption of natural resources, as well as GHG emissions, which applies to all bank employees.

•	Banco de Occidente has reduced the generation of emissions through shared transport with the Sustainable Mobility Program, in partnership with Try My Ride. It has impacted 1,200 employees in Barranquilla, Bogotá, Cali and Medellín.

•	Banco Popular constantly monitors water and energy consumption through a control system called EnergyMaster. In 2024, it achieved a 1.1% reduction in water consumption and 7.1% in electricity consumption from the grid, compared to the previous year. This reduction has been possible thanks to the optimization of the office network, the renewal of air conditioning equipment for more efficient models, the replacement of traditional lamps with LEDs, and the implementation of teleworking, which has reduced the need for water and energy use in the facilities. In addition, maintenance plans have been key to controlling possible leaks, ensuring a more efficient use of the resource.

•	Banco AV Villas makes an adequate disposal of recyclable material (cardboard, folding carton, paper, scrap metal and plastic) through an alliance with the Sanar Niños con Cáncer Foundation, which is in charge of marketing the material to obtain economic resources for the care of children with cancer in the different stages of their treatment. On the other hand, it carries out an adequate management of waste electrical and electronic equipment such as: ATMs, lamps, computers, peripherals, pin pads, payment terminals, etc., product of our operation, through an alliance with the Puntos Verdes Lito Foundation.

•	In 2024, Corfi decreased its water consumption by 7.3% compared to the previous year, partly due to strategies to reduce the presence of employees due to water rationing measures in Bogotá, but also due to the installation of energy-saving toilets and faucets with automatic sensors. It also reduced energy consumption by 19.1%, due to the change of traditional lamps for LEDs, the renewal of Uninterruptible Power Supplies (UPS), the renewal of air conditioning equipment for more efficient models, among others.

FORM 6K	2024

•	Corfi recognizes the importance of promoting circular fashion as an essential practice to reduce the environmental impact of the textile industry. In this sense, it has carried out donation days in which 220 employees of Corfi and financial subsidiaries participated, where 280 garments have been collected, more than 309,924 liters of water have been saved, the generation of 589.4 kg of CO2 has been avoided and more than 120 garments have been sold.

•	Porvenir monitors the consumption of natural resources with tools such as EnergyMaster. In 2024, Porvenir reduced its water consumption by 6.3% and network energy by 19.9% versus 2023, thanks to the awareness made to employees about the importance of efficient and responsible consumption of natural resources and the implementation of new efficient technologies.

We protect biodiversity

GRI 304-3

Restored:	Planted:	Protected:
+10,000 hectares	+983,000 trees	1,349 species of fauna and 835 species of flora

At Grupo Aval, we protect biodiversity because we understand its fundamental role in climate stability, water security and the well-being of communities. We believe that the financial sector can be a key ally in their conservation, promoting responsible investments and supporting initiatives that restore and protect ecosystems. For this reason, we promote reforestation projects, conservation of strategic areas and financing of sustainable solutions that contribute to the protection of nature. Through these actions, we reaffirm our commitment to economic development that balances growth with the preservation of the country’s natural capital. In 2024 we contributed with the planting of about 990,000 trees and the protection of about 2,200 species of fauna and flora.

We also signed, within the framework of the United Nations Conference on Biodiversity – COP16, with the British Embassy the United for Wildlife Mansion House Declaration. In this declaration we commit ourselves to the fight against illegal trafficking in wildlife species.

In addition, our entities lead a series of initiatives aimed at protecting biodiversity and generating knowledge. Banco de Bogotá has been a pioneer in the development of innovative financial products for the conservation of biodiversity. Through the Amazon Green debit card, 1% of purchases go to the restoration of strategic ecosystems: 50% for the Amazon and 50% for the mangroves of the Caribbean. Thanks to this initiative developed in partnership with Saving the Amazon, BdB has planted 98,000 trees in the Amazon and 3,000 mangroves in the Colombian Caribbean. Also with Saving the Amazon, our dale! digital wallet allows anyone to contribute to the reforestation of the Amazon through donations made through the app.

Banco de Occidente, for its part, is a leader in generating knowledge and awareness around the protection of biodiversity. The Planeta Azul National Ecology Award, which celebrated its 30th anniversary in 2024, is one of the largest efforts to highlight the natural wealth of aquatic ecosystems in the country. The Award encourages companies and individuals to work on the protection and conservation of water as a source of life and recognizes the best initiatives and projects that work towards this purpose. The Bank also publishes annual collection books that highlight the country’s biodiversity. In 2024 it decided to make the entire collection public, which includes 41 books in the following QR code:

FORM 6K	2024

As for the planting of trees, a joint effort has been made to multiply the impact. Corfi, through its investments in infrastructure, energy and agribusiness, and its Corficolombiana Foundation, planted more than 934,400 trees in 2024. Banco AV Villas, for its part, planted 520 trees within the Wihbora Nuku Project of the Saving The Amazon Foundation, allowing indigenous women in the Amazon to plant and care for native trees. Grupo Aval holding planted 360 trees in San Antonio de Bitaco (Valle del Cauca) that it donated to passengers on flights that arrived in Cali within the framework of COP16.

Our entities promote the realization of reforestation volunteering to generate greater awareness in employees about the importance of conservation. Banco de Occidente mobilized more than 280 employees and planted more than 1,900 trees of native species in places such as: Vía Parque Isla Salamanca in Barranquilla, the Parque Nacional Natural Farallones in Cali, the Cerros Orientales in Bogotá and the Parque Arví in Medellín. Corfi, in turn, held a day of planting native trees of the high Andean Forest in La Calera in which more than 90 collaborators participated.

Concerning standards in terms of our commitment to the protection of biodiversity, following the guidelines established by the Taskforce on Nature-related Financial Disclosures (TNFD), we will initiate the roadmap for the analysis and disclosure of risks associated with nature, understanding the importance of biodiversity for our businesses and the positive or negative impact that we could generate on nature. In this direction, Banco de Bogotá, Banco de Occidente and Corfi have taken the initiative to evaluate the impact of their activities on nature and its dependence on ecosystem services. In turn, they participate in the TNFD pilot, led by Asobancaria and Global Canopy, as an opportunity to learn how to evaluate and disseminate critical information on environmental impact.

In addition, Banco de Bogotá, using the TNFD’s LEAP methodology, analyzes how the location of its customers relates to areas of high biological and cultural importance. This allows it to identify environmental risks and opportunities and positions the Bank as a pioneer in the fight against deforestation and illegal trade in wildlife species, being the first financial institution in the country to adhere to the Mansion House Declaration.

SASB Table of Contents – Commercial Banks

SASB Indicator	Content	Section
FN-CB-230a.1	(1) Number of data breaches, (2) Percentage of personal data breaches, (3) Number of account holders affected	Compliance Management Section
FN-CB-230a.2	Description of the approach to identifying and addressing data security risks	Section- Cybersecurity and Technology Transformation for a Safer Financial Ecosystem Section- Compliance Management

FORM 6K	2024

FN-CB-240a.1	(1) Number and (2) amount of loans outstanding that qualify for programmes designed to promote small business and community development

Total SME loans and community development Banco de Bogotá Banco de Occidente Banco Popular Banco AV Villas Total Number 102,151 61,334 81 7,336 170,902 Amount (COP Billions) 18,360.0 32,637.0 26,000.0 335.4 77,332.4

FN CB 240a.2	(1) Number and (2) amount of past due and nonaccrual loans or loans subject to forbearance that qualify for programmes designed to promote small business and community development

Non-performing loans (past due from 1 to 60 days) Banco de Bogotá Banco de Occidente Banco Popular Banco AV Villas Total Number 10,629 3,270 17 314 14,230 Amount (COP Billions) 1,491.0 83.0 3.0 25.2 1,602  Non-performing loans (over 60 days past due) Banco de Bogotá Banco de Occidente Banco Popular Banco AV Villas Total Number 18,151 4,451 257 47 22,906 Amount (COP Billions) 1,983.0 886.0 61.2 5.2 2,935

FN CB 240a.4	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers	Section- We generate real opportunities for everyone
FN-CB-410a.2	Description of approach to incorporation of environmental, social and governance (ESG) factors in credit analysis	Section- Climate Action: Measuring, Redefining and Reducing Our Impact Section- Risk Management
FN-CB-410b.1	Absolute gross financed emissions, disaggregated by (1) Scope 1, (2) Scope 2 and (3) Scope 3	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-CB-410b.2	Gross exposure for each industry by asset class	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-CB-410b.3	Percentage of gross exposure included in the financed emissions calculation	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-CB-410b.4	Description of the methodology used to calculate financed emissions	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-CB-510a.1

Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anticompetitive behaviour, market manipulation, malpractice, or other related financial industry laws or regulations

Section- We act under the highest principles of ethics and transparency
FN-CB-510a.2	Description of whistleblower policies and Procedures	Section- We act under the highest principles of ethics and transparency
FN-CB-550a.1	Global Systemically Important Bank (GSIB) score, by category	Grupo Aval’s banks are not part of the G-SIG, therefore, they do not represent Global Systemic Importance.

FORM 6K	2024

FN-CB-550a.2	Description of approach to integrate results of mandatory and voluntary stress tests into capital adequacy planning, long term corporate strategy, and other business activities	Although Grupo Aval does not have a regulatory obligation to carry out stress tests, the Holding plays a role in advising, coordinating and monitoring the stress tests carried out by the Group’s credit institutions. Different internal areas of these entities participate in the design, performance and validation of the stress tests, which are responsible for developing forecasts aligned with the business plan. Each area in charge implements and validates the assumptions and methodologies that were used for the forecasts. Stress testing exercises act as a tool in the planning and monitoring of the financial situation of the entities, which also allows coordinating efforts and advancing the steps that lead the organizations responsibly towards the objectives set by each of them.
FN-CB-000.A	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small businesses

Checking and savings accounts   Unit of measure   Personal   SMEs   Number of checking accounts placed  # 10,396.0 68,093.0  Number of active checking accounts  # 87,405.0 61,366.0  Amount of checking accounts  COP 1,061,866,389,979.4 3.977,146,787,783.0  Number of savings accounts placed  # 1,323,407.0 43,922.0  Number of active savings accounts  # 3.788.866.0 38,578.0  Amount of saving accounts  COP 8,515,926,071,755.3 3,136,705,997,975.9

FN-CB-000.B	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate

Loans   Unit of measure    Total   Personal   #  2,478,091.0  Personal - amount   COP  44,594,610,493,889.5  SMEs   #  150,967.0  SMES - amount   COP  38,529,502,765,146.4  Corporate   #  71.356.0  Corporate amount   COP  47,540,611,202,962.3

SASB Table of Contents – Asset Management and Custody Activities

SASB Indicator	Content	Section
FN-AC-270a.1	(1) Number and (2) percentage of licensed employees and identified decision-makers with a record of investment-related investigations, consumer-initiated complaints, private civil litigations, or other regulatory proceedings	Grupo Aval Holding does not provide financial services to customers. Therefore, we do not report this indicator.
FN-AC-270a.2	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of financial product-related information to new and returning customers	Grupo Aval Holding does not provide financial services to customers. Therefore, we do not report this indicator.
FN-AC-270a.3	Description of approach to informing customers about products and services	Grupo Aval Holding does not provide financial services to customers. Therefore, we do not report this indicator.
FN-AC-330a.1	Percentage of (1) gender and (2) diversity group representation for (a) executive management, (b) non-executive management, (c) professionals, and (d) all other employees	Section- Our Board of Directors Section- Our Talent
FN-AC-410a.1	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability themed investing and (3) screening	Section- Climate Action: Measuring, Redefining and Reducing Our Impact

FORM 6K	2024

FN-AC-410a.2	Description of approach to incorporation of environmental, social and governance (ESG) factors in investment or wealth management processes and strategies	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-AC-410a.3	Description of proxy voting and investee engagement policies and procedures	Corfi’s Responsible Investment Policy Porvenir’s Responsible Investment Policy
FN-AC-410b.1	Absolute gross financed emissions, disaggregated by (1) Scope 1, (2) Scope 2 and (3) Scope 3	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-AC-410b.2	Total amount of assets under management (AUM) included in the financed emissions disclosure	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-AC-410b.3	Percentage of total assets under management (AUM) included in the financed emissions calculation	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-AC-410b.4	Description of the methodology used to calculate financed emissions	Section- Climate Action: Measuring, Redefining and Reducing Our Impact
FN-AC-510a.1	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anticompetitive behaviour, market manipulation, malpractice, or other related financial industry laws or regulations	Section- We act under the highest principles of ethics and transparency
FN-AC-510a.2	Description of whistleblower policies and procedures	Section- We act under the highest principles of ethics and transparency
FN-AC-000. A	Total assets under management (AUM)	COP 424,5 trillion

Third party verification

Grupo Aval’s 2024 Management and Sustainability Report has been verified by BDO Audit SAS BIC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel